Registration No. 333-90031
                       Post-Effective Amendment No. 10

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549
                                Form SB-1

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        NORTHSTAR ELECTRONICS, INC.
            (Name of Small Business Issuer in its Charter)

        Delaware                  #33-0803434                    3679
        --------                   -----------                   ----
(State or other Jurisdiction    (I.R.S. Employer          (Primary Standard
of Incorporation or           Identification Number)		    Industrial
organization)                                             Classification Code)

                      Suite 1455-409 Granville Street
                              Vancouver, BC
                                 V6C 1T2
                              (604) 685-0364

(Address, including zip code and telephone number, including area code and registrant's principal executive office and principal place of business)

                          Mr. Jeffrey A. Nichols
                       388 Market Street, Suite 500
                            Capital Law Group
                         San Francisco, CA 94111
                             (415) 433-1178

(Address, including zip code and telephone number, including area code, of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this
                                                 registration statement

If any of the securities registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / X /

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective delaying amendment filed pursuant to Rule 462[c] under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /







Calculation of Registration Fee

Title of each Class of  Offering price  Maximum Dollar Amount Proposed Amount
Securities to be        per share       to be Registered      of registration
Registered                                                    fee
--------------------------------------------------------------------------------
Common Stock            $1.00           $800,000              $287
Common Stock(1)         $1.00           $200,000              $130
--------------------------------------------------------------------------------

(1)The registration of 200,000 shares is being done on behalf of a selling security holder. There is no current market for the shares and the offering price per share, of $1.00 is an estimate based on the offering price of the shares to be sold by the company. The figure of $130 is based on an estimated maximum dollar amount to be registered of $200,000.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Disclosure Alternative Used: Alternative  1__   		Alternative  2 /X/



                        Northstar Electronics, Inc.

                            Mailing Address:
                     Suite 1455-409 Granville Street
                            Vancouver, BC
                               V6C 1T2
                           (604) 685-0364

As filed with the United States Securities and Exchange Commission on November 1, 1999


Description of Securities Offered: Up to 800,000 shares of common stock, par value $0.0001, to be offered by the company at a price of $1.00US per share and up to 200,000 shares of common stock, par value $0.0001 to be offered by a selling security holder on a delayed or continuous basis following the effective date of this prospectus. All costs incurred in the registration of the shares are being paid by the company.

These securities involve a high degree of risk. See "Risk Factors" contained in this prospectus,

Neither the Securities and Exchange Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


            Distribution Spread for Shares offered by the Company

                 Price to Public   Underwriting discount   Proceeds to issuer or
                                      and commissions          other persons

Per Unit	             $1.00US               $0                   $ 1.00US
Total	               $800,000               $0                   $ $800,000


      Distribution Spread of Shares offered by the Selling Security Holder

                 Price to Public   Underwriting discount   Proceeds to
         	                          and commissions      other persons

Per Unit              Unknown               n/a              Unknown
Total                 Unknown               n/a              Unknown


Approximate date of proposed sale to the public: As soon as practicable following effective date of this registration statement.

Closing Date: December 31, 2000 for the offering by the company; open for the offering by the selling security holder.




Table of Contents

3     Prospectus Cover Page

5     Prospectus Summary

6     Risk Factors

8     Plan of Distribution

8     Dilution

9     Use of Proceeds

10    Northstar's Business

13    Management's Discussion and Analysis or Plan of Operations

14 Changes in or Disagreements with Accountants on Accounting and Financial Disclosure

15    Security Ownership of Management and Certain Security Holders

17    Directors Officers and Significant Employees

19    Remuneration of Directors and Officers

19    Interest of Management and Others in Certain Transactions



20    Litigation

      Financial Statements

22    Part II Information Not Required in the Prospectus




Prospectus Summary

The Issuer:

Northstar Electronics, Inc., a Delaware corporation is the parent of Northstar Technical Inc. NTI

Subsidiary Business:

NTI is a high technology developer and electronics manufacturer, with corporate offices in British Columbia, Canada and research and development and production operations in Newfoundland, Canada.

Securities Offered: Up to 800,000 shares of common stock, par value $0.0001, to be offered by the Company; and up to 200,000 shares of common stock, par value $0.0001, to be offered by a selling security holder.

Minimum Number of Securities Offered: There is no minimum

Offering Price: $1.00US per share, for the 800,000 shares offered by the company; price(s) to be determined by the selling security holder for 200,000 shares offered by him.


Residency Limitation:  No limitations

Use of Proceeds: Net proceeds from this offering of up to $800,000 will be used for:

(a) Marketing and promotion of products
(b) Business development
(c) Production of products
(d) Operating capital


Total common shares issued and outstanding: 7,604,481

Total common shares after sale of offering: 8,404,481

Closing Date: December 31, 2000 for the 800,000 shares offered by the company and an open closing for 200,000 shares offered by the selling security holder.

Risk Factors

Northstar's business carries substantial risks. Northstar's securities should be purchased only by those who can afford to lose their entire investment. You should consider the following risk factors and other information in this prospectus before investing in our common stock.

Because our operating history is limited and includes financial losses, our future business may continue to be unprofitable

The auditors for Northstar's operating subsidiary, NTI, have deemed NTI a going concern. However, we have only a limited operating history upon which an evaluation of our business and future prospects can be based. We have never been profitable and future profits may never occur. This lack of profitability would seriously impede our ability to continue as an operating company.

Increased expenses could lead to curtailment of operations

We plan to expand operations and to conduct additional research and development-all of which will increase company expenses. If revenues do not rise in conjunction with expenses, we may have to curtail operations or halt operations completely.

Inadequate manufacturing performance could damage our business

Unanticipated technical or quality control problems on the Lockheed Martin contract could delay payments from Lockheed Martin that could cause us financial problems and may curtail operations.

Failure to obtain manufacturing components in a timely fashion may curtail product productions

Our manufacturing operations, both NETMIND and contract, depend on reliable suppliers who can provide electronic and mechanical parts promptly. We have limited experience with our suppliers and no long-term contracts or direct control over these suppliers, which are independent third parties. In our brief experience with these suppliers, we have found ourselves waiting for parts. Long interruptions may curtail production operations.

Any disruption to our computerized inventory ordering system due to software and hardware failures would delay component ordering and may curtail production operations.

Failure to attract new personnel or replace leaving personnel may curtail operations

Competition for personnel in the high technology industry is strong. Because we are a relatively new company with a limited operating history and limited financial resources, we may not be able to retain key technical, sales and management employees or be able to recruit qualified electronic engineers, technicians and managers that we may need in the near future. This could impede our ability to produce additional products to meet any increased demand that the company might develop through its marketing efforts and limit our ability to keep up to date with our research and development efforts.

Our inability to compete with established competitors may limit sales of the NETMIND product

We may not be able to effectively compete with established competitors, such as Furuno and Scanmar, and NETMIND sales may not increase very much, or at all. This could mean that Northstar will never be profitable.

Possible fishing industry fluctuations could hurt NETMIND sales

Our NETMIND product is reliant on a single industry, fishing, which fluctuates significantly. The industry's operational fluctuations result in periods of low sales revenues. If we do not adequately forecast sales, we may face unforeseen periods of cash shortages.

Possible defense industry downturns could hurt contract manufacturing opportunities

Downturns in the defense industry in the United States and Canada-our target market- occur from time to time; this in turn could hurt our potential for future contract manufacturing opportunities.

Current legal claims against Northstar could result in financial difficulties

We are currently the defendant in a lawsuit commenced by our company's former master distributor, First Watch Marine, Inc. that company alleges that we interfered with its ability to sell products and claims $1.3 million in relief, plus damages. We have filed a counterclaim of $100,000, which we contend First Watch owes, plus damages. We consider our case strong, but court proceedings are unpredictable, time-consuming and costly.

Our dependency on one product could lead to curtailment of Northstar's business

NETMIND is our only commercial product and the success of Northstar is highly dependent upon the commercial viability of the NETMIND product as it compares to other similar products available in the market. To date, we have not sold NETMIND on a profitable basis. If, for whatever reason, we are not able to produce, market and sell the NETMIND product profitably, we may not have the financial resources to maintain the company's business.

If we do not raise funds in the next six months, we will have significant delays in the development of new products and may be forced to substantially curtail operations

We are attempting to raise funds that are necessary for further development of our business plan. If we are unsuccessful in the next six months, we will face risks including the following:

We would be forced to curtail our operations and delay development of new products.

Our business development activities would be curtailed, which would severely limit our ability to generate revenues to cover current and future operating expenses.

Resale offering by the selling security holder could adversely impact Northstar's offering

Sales of the shares offered by the selling security holder, or even the potential of such sales, may have an adverse effect on the market price of the common stock of Northstar. This could result in our offering being only partially successful with minimal funds raised.


Receipt of minimal funds from the offering could restrict Northstar's future business

If minimal funds are raised from the current offering, we will not likely be able to carry out the planned growth-oriented activities, such as increasing NETMIND marketing, NETMIND production capacity, and contract manufacturing business development. Inability to carry out these activities would heavily restrict growth for the next two years or longer and could negatively affect the ability of Northstar to stay in business.

Plan of Distribution

Principal Underwriters: None

Discounts and Commissions Paid to Dealers: None

Plan of Distribution for Securities Offered through Brokers or Dealers: None

Securities to be Offered for the Account of Security Holders: 200,000 common shares

Arrangements for Return of Funds to Subscribers: None

Material Delays in the Payment of Proceeds of the Offering: None

We plan to sell Northstar's 800,000 shares in privately negotiated transactions at the offering price.

Northstar's securities will be sold by Dr.Wilson Russell, President/Principal Financial Officer, and Mr. Frank Power Vice-President of Northstar. Both Dr. Russell and Mr. Power as directors of Northstar are associated persons as defined in Rule 3(a) 4-1and will rely on 3(a) 4-1 subparagraphs (a)(1)-(3) and
(a)(4)(i) of the rule.

The selling security holder may offer the 200,000 shares covered in this registration statement in the over-the-counter market, in privately negotiated transactions, or by a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated market prices.

The shares are being sold by the selling security holder and Northstar has no agreements or understandings with any broker or dealer for the sale of such shares. The selling security holder may use a broker-dealer in the sale of his securities and the commission to be paid, if any, will be determined at that time. Prior to the involvement of any such broker-dealer, such broker-dealer must seek and obtain clearance of the compensation arrangements from the National Association of Securities Dealers, Inc. In such an event, Northstar will file a post-effective amendment identifying such broker-dealer(s).

Northstar will receive no proceeds from the sale of the shares of the selling security holder.

The proposed sale of the Northstar shares and the selling security holder shares will be made as soon as practicable following the effectiveness of the registration statement.

Dilution

The net tangible book value of the company, as of , December 31 1999 was ($562,585) or approximately ($0.07) per share. Giving effect to the sale by Northstar of shares at the offering price, the pro forma net tangible book value of Northstar would be approximately $237,415 or approximately $0.03 per share, which would represent an immediate increase in net tangible book value of approximately $0.10 per share to present shareholders and an immediate dilution of approximately $0.97 per share, or approximately 97% to new investors.

-------------------------------------------------------------------------
ASSUMING MAXIMUM SHARES SOLD
Offering Price (before deduction of operating expenses) $1.00 per share Net tangible book value before offering ($0.07) per share
Net tangible book value after offering  $0.03 per share
Dilution to new investors  $0.97 per share
Dilution as a percentage  97%
-------------------------------------------------------------------------

Use of Proceeds

We estimate that Northstar will use the maximum funds of $800,000 as follows :

Production (Marine Electronics)                             $150,000
Production (Contract Manufacturing)                         $200,000
Marketing (Marine Electronics)                              $100,000
Business Development (Contract Manufacturing)               $100,000
Operating Capital                                           $250,000
-------------------------------------------------------------------------
Total                                                       $800,000

Production/Marine Electronics refers to the manufacture of our NETMIND system. The company plans to increase production from approximately four systems per month to 8-10 per month, by adding additional electronic equipment, increasing the size of the plant's electronics section by about 1,500 square feet, and hiring three new full-time production workers.

Production/Contract Manufacturing refers to our manufacture of other companies' systems, under contract. The company intends to establish a separate production operation for this. The space required is about 2,000 square feet to accommodate component inventory, manufacturing, administration, storage of finished goods and shipping. Equipment will be purchased for electronic and mechanical assembly and for testing of both incoming components and finished goods. Northstar plans to hire up to five new contract employees in 2000/2001.

Marketing/Marine Electronics refers to the NETMIND marketing. Northstar intends to increase activities in 2000/2001, primarily in Western North America, the Gulf of Mexico and the US Eastern Seabord, which it's hoped will lead to increased sales. Additionally, Northstar wants to start marketing in overseas countries such as Australia, Chile, Thailand, Korea and China. It will exhibit at trade shows, advertise in trade magazines, find new dealers, and provide guidance and support to these dealers.

Business Development/Contract Manufacturing refers to the activities designed to gain new contracts. The main focus in 2000/2001 will be large prime and defense communications contractors in the United States and Canada. The company intends to hire two people, each with 15-20 years experience in these industries, to identify opportunities. They will meet with prime contractors exhibit at defense and communications trade shows, and prepare qualifications documents and bids.

Northstar may not be able to raise the full amount of the offering proceeds. If only 25%, 50%, or 75% were raised, the proceeds would be allocated as follows:

Amount Raised

                                          25%            50%            75%
Production (Marine Electronics)       $100,000       $150,000       $150,000
Production (Contract Manufacturing)   $ 50,000       $100,000       $200,000
Marketing (Marine Electronics)        $ 50,000       $100,000       $100,000
Business Development (Contract Man.) ----------      $ 50,000       $100,000
Operating Capital                    ----------     ----------      $ 50,000
--------------------------------------------------------------------------------
Total                                 $200,000       $400,000       $550,000

If only minimal proceeds, that is 25% are raised, or less the company will likely require the additional funds in mid-2000 in order to achieve the expected growth. Northstar estimates that approximately one year after successful completion of the offering, that is, in early to mid 2001, it will likely require additional funds for accelerated growth. We are exploring ways and means of raising the funds, and as of yet, we have no plans in place.

Northstar's Business

Northstar's business is currently that of its subsidiary NTI. Northstar was incorporated on May 11, 1998 as Scientific Technologies, Inc. under the laws of the state of Delaware. The name of the company was changed to Northstar Electronics, Inc. in September, 1999.

Corporate Facilities: The company Northstar maintains its principal corporate offices at #1455-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

NTI Corporate Information: NTI is a corporation incorporated under the laws of Newfoundland, Canada on July 5, 1989 and extra-provincially registered in British Columbia on April 1, 1997. The registered and records offices of NTI are located at 10 Fort William Place, P.O. Box 5939, St. John's, Newfoundland, A1C 5X4 Telephone:(709) 722-8735, Facsimile: (709) 722-1763). NTI's head office is located at Suite 1455, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2 Telephone: (604) 685-0364, Facsimile: (604) 689-8337.

NTI-General Development and History: NTI was founded in 1989 by Dr. Wilson Russell as a technology development and manufacturing company. It effectively
became an operating company in 1994.   NTI acquired the initial technology for
the NETMIND system from the receiver of National Petroleum and Marine Consultants Limited and Altair Marine Systems Limited for the sum of $1.00. The companies had spent an aggregate $1,183,000 on the partial development of the technology.

NTI has since completed the development and commercialization of the NETMIND system and established a production operation. The first product was ready for the market in August 1996. The plant has manufactured over fifty systems.

NETMIND system customers include the National Oceanics and Atmospheric Administration NOAA in the United States, the United States Department of the Interior and Fishery Products International FPI in Canada. Sales to these organizations, to date, are as follows: NOAA $187,016; US Department of the Interior $37,257; and FPI $99,539.

In 1995, NTI signed a teaming agreement with Loral Librascope -now Lockheed Martin of Manassas, Virginia- of Glendale, California pursuant to which, if Loral were successful in a proposal to the Canadian Navy, NTI would assemble and test multi-function work stations and submarine control consoles. In 1997, Lockheed Martin entered into a contract with NTI pursuant to which NTI assisted Lockheed Martin with the production of the first prototype console on their premises. Lockheed-Martin was eventually successful with its proposal to the Canadian Navy; NTI signed a $2.0 million contract with Lockheed Martin, on October 19, 1999. The contract calls for NTI to assemble, test and deliver 11 consoles by August 2000. Lockheed Martin will provide NTI the parts list, suppliers list, testing instructions and assembly instructions. Payment is subject to inspection for final acceptance by Lock heed Martin.

Background Technology: NTI has developed a communications technology that can send information from one place in the ocean to another place. Electronic devices take certain measurements that are then transmitted using underwater sound waves to a receiving system which processes the data and displays it on a computer monitor. The technology has many potential uses in a variety of industries including offshore oil and gas, defense, marine transportation, oceanography, environmental and fishing. The basic engines are underwater sensors which take measurements and transmit them the information back to a receiver on board a ship or oil production platform.

Each sensor is equipped with one or more acoustic transducers, depending on its function. These transducers are used to send the sound signals. Analog and digital signal processing and power management functions are performed by the sensor electronics. The telemetered data are received by a device mounted on the bottom of the ship for transmission via cable to the deck unit processor/display, a small cabinet mounted at a convenient location on the bridge of the ship. The processor portion of the deck unit decodes the signals and converts them into engineering units for display on a high resolution color monitor.

The NETMIND System: The first application of NTI's core technology is the NETMIND system for the world's commercial fishing industry.

The NETMIND Market: NETMIND was introduced to the fishing industry marketplace in 1996 and approximately 50 sales have been made in North America and Europe. The targeted customers have been strategic in that they are industry leaders and government agencies. They include the following:

National Oceanics and Atmospheric Administration (NOAA)

United States Department of the Interior (U.S. Geological Survey)

Department of Fisheries and Oceans, Government of Canada

Fisheries and Marine Institute of Memorial University of Newfoundland & Labrador, St. John's, Newfoundland, Canada

Fishery Products International, St. John's, Newfoundland, Canada

National Sea Products Ltd., Lunenberg, Nova Scotia, Canada

We have received positive written feedback from some of our customers. Four of these are shown in Exhibit 3.13. In summary, they say that the NETMIND system enhances efficiency, reduces gear damage and improves quality.

Competition: The NETMIND system has two main competitors, Furuno in Japan and Scanmar in Norway, both of which are private companies. Very little information is available to the public on these companies', for example, number of employees, research and development spending, and overall financial condition. We believe that NETMIND has technical advantages over each. This belief is based on our testing program from 1996-1999 which established our technical specifications and on information gleaned from Furuno's website, www.furuno.com, and from Scanmar's website, www.scanmar.com. We have no direct access to any competitor's test data.

 Both the Furuno and Scanmar systems consist of wireless acoustic sensors used underwater in a similar fashion to the NETMIND system. The Furuno C-24 system is a net recorder used for mid-water and deep-water trawlers. The Scanmar net monitoring system operates the same way, that is, by illustrating how the fishing net is behaving while being towed. However, unlike these products, NETMIND sensors are fully serviceable. The electronic circuitry is contained in stainless steel cylinders within each component and is easily removed for repair by opening the end cap.

We believe, that NETMIND components have longer battery life: 150-200 hours before recharging compared to approximately 20-150 hours for Scanmar and 10-15 hours for Furuno. As well, the NETMIND system has proven to be very effective at distances up to 2000 metres while, we believe, competitive systems fall short of this feature. This is because underwater sound waves can be detected at greater distances if their frequency is low. The telemetry frequency for NETMIND is 28Khz, compared to 40Khz for Furuno and 40.8-43.4 for Scanmar. We believe the rugged design of various NETMIND components has surpassed competitors' designs in that NETMIND's unique components require very little maintenance.

While NTI is continuing to grow, we believe the company is smaller in size and resources when compared to its competitors. NTI's staff numbers fourteen, while we believe Scanmar and Furuno each employ many times that number. As well, we believe these companies' facilities are substantially larger than NTI's. We also believe that Scanmar and Furuno have each achieved worldwide sales of several thousand systems through well developed dealer networks. We base these beliefs on the general reputations of these companies in the marketplace over the past five years and on verbal discussions our staff has had, from time to time, with electronics dealers in Canada, the United States, Iceland and Norway over the past five years.

Distribution of the NETMIND system: NETMIND is sold directly to customers by our own sales staff and through marine electronics dealers. There are currently no exclusive dealer arrangements for particular geographical areas. We operate on the principle, "Let the best dealer win," and we encourage dealer competition. We now have dealer representation in Canada, the United States and Scotland.

We pay commissions to dealers ranging from 20-28%, based on the value of their sales over a month period. The more they sell, the higher the commission.

We support the sales effort with a product brochure, pamphlets citing customer testimonials, and attendance at trade shows such as FISH EXPO in Seattle. We also advertise in trade magazines, notably "The Navigator" in which we currently have a monthly advertisement and "Fishing News International" where we placed advertisements in 1997 and 1998.

Technology Protection: Since commercializing NETMIND in 1996, NTI has made many enhancements to the system. These activities have resulted in an optimum design for which a patent application is intended to be submitted in late 2000 or early 2001. The technology is difficult to replicate because of its sophistication and, regardless of patent protection, it is expected it would take several years for a new player to catch up to the present system. Northstar has obtained Canadian Trademark rights to the name NETMIND registration number TMA515,009 24-Aug-1999, effective for 15 years from 24-Aug-1999. No other intellectual property related applications have been filed or prepared. In the meantime, NTI is developing new innovative NETMIND products which should help ensure a competitive edge.

Future Opportunities for NTI's technology: NTI's second technology application will likely be for the multi-billion dollar offshore oil and gas industry. One potential product is for the remote control of subsea wellheads that transfer petroleum from the field back to the offshore production platform. This is especially important as the industry goes into deeper and deeper water to find and produce petroleum. NTI envisages further business opportunities are in the defense, marine transportation, and oceanography. Approximately $400,000 in the form of research grants and interest free loans through the National Research Council and the Atlantic Canada Opportunities Agency. The possibilities include docking systems for large ocean going ships, positioning systems for oils and gas drilling platforms, acoustic measurements of ocean currents, and diver to diver communications for the recreational diving industry. NTI would likely look to alliances with other companies and government agencies to reduce technological risks and open doors to new markets. At this time, NTI has not entered into, nor is contemplating any specific strategic alliances.


Historical Financial Information: NTI has spent over $1,233,000 to complete the development and commercialization of the NETMIND system. NTI has received $311,775 in Scientific Research and Experimental Development refunds from Revenue Canada.

Funding support from the major shareholder and private investors total approximately $1,065,000 in the form of share purchases or loans.

Projected Revenues: NTI anticipates sales revenues of approximately $2.0 million in the first year following completion of the offering based on the $2.0 million contract with Lockheed Martin.

Plant Equipment and Operations: The manufacturing plant is located in St. John's Newfoundland. The plant, is approximately 3,000 square feet in area, and is comprised of an electronics shop, a mechanical engineering shop, a molding room, a component inventory area, a finished goods area, research and development offices and administrative offices. The plant possesses equipment typical of an electronics manufacturing operation, i.e., oscilloscopes, soldering stations, computers, flume hood, molding equipment, drill press and specialty testing and assembly tools. The inventory system is computerized with a rigorous quality program in place which covers incoming components, assembly testing and finished goods testing. NTI uses the program TANGO for its computer aided design (CAD) activities. Lockheed Martin Federal Systems in Manassas, Virginia has supplied to NTI proprietary hardware and software for the testing of submarine control consoles. NTI uses outsourcing as much as possible to keep overhead and staffing levels low. For example, most of the mechanical assemblies for the NETMIND system are supplied 1by a local mechanical shop. which The assemblies are then incorporated into the molding of plastic housings which are produced in-house.

Northstar's business activities do not involve the discharge of materials into the environment. Consequently, we do not intend to spend money for environmental control facilities.


Employees

As of December 31, 1999, Northstar had fourteen full-time employees and three part-time engineering consultants. None of Northstar's employees are represented by a labor union, and Northstar considers its employee relations to be good. Competition for qualified personnel in Northstar's industry is intense, particularly for software development and other technical staff. Northstar believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

Management's Discussion and Analysis or Plan of Operations

Overview of the Business Plan

As described elsewhere in this registration statement we have completed the development of our first product. The estimated amount spent on company-sponsored research and development activities was $46,430 in fiscal year-end December 31, 1999, $14,192 in fiscal year-end December 31, 1998, $195,878 in fiscal year-end March 31, 1998, $221,429 in fiscal year-end March 31, 1997 and $440,300 in fiscal year-end March 31, 1996.

Our revenues were $462,659 in fiscal year-end December 31, 1999, $193,913 in fiscal year-end December 31, 1998, $181,764 in fiscal year-end and March 31, 1998 and $174,200 in fiscal year-end March 31, 1997.

We plan to devote our efforts in the next twelve months to increasing our sales network, marketing and promoting our product and maintaining, to the extent our funds allow, the production of our products to meet anticipated demand.

In contract manufacturing, we have signed the contract with Lockheed Martin. We plan to complete that contract in the next twelve months. We also plan to increase our business development activities with the objective to secure new contracts in the defense industry.

We plan to increase our staff to twelve full-time employees in the next twelve months with the addition of a project manager, two business development personnel, and three manufacturing personnel.


The following discussion and analysis should be read in conjunction with Northstar's financial statements and notes included elsewhere in this registration statement. The discussion of results does not imply any conclusion that such results will necessarily continue in the future.





Results of Operations-Twelve Months Ended Dec. 31/99 vs. Twelve Months Ended Dec. 31/98

NTI's wholesale revenues were $462,659 for the twelve months ending December 31, 1999 vs. $193,913 for the twelve months ending December 31, 1998. The gross profit for the twelve months ending December 31, 1999 was 55% vs. 48% for the twelve months ending December 31, 1999. Expenses totaled $646,032 for the twelve months ended December 31, 1999 vs. $295,595 for the twelve months ended December 31, 1998. Northstar's assets as of December 31, 1999 totaled $508,636 and its current liabilities totaled $160,119. Long-term debt of $501,114 consists of government interest-free loans and a loan of $160,000 payable to Pathfinder Enterprises Inc., a company controlled by a shareholder of Northstar, with monthly interest payments only to July 2002, secured by a floating charge debenture. There are shareholder loans of $159,448 with no fixed terms of repayment. Northstar has an accumulated deficit of $1,572,356 as of December 31, 1999. The amount spent on research and development in the last two fiscal years was $60,622 . The amount of receivables subsequently collected in cash, after December 1999, was $31,438.

Our financial statements include the accounts of NTI for all periods and the accounts of Northstar commencing January, 1999. Northstar had no operations other than organizational activities prior to the January, 1999 merger.

Revenues increased from $193,313 in fiscal 1998 to $462,659 in fiscal 1999 as a result of increased sales of our NETMIND system. Gross profit in 1999 was 55.4% compared to 48.2% for 1998 because the manufacturing operations had improved productivity. Wages were $145,649 in 1999 compared to $33,229 in 1998 due to increased production and sales. The company recorded a bad debt provision of $90,281 in fiscal 1999 as the result of non-collection of accounts receivable from a former distributor. Consulting fees of $65,815 were increased in 1999 as pertaining to services contracted for investor relations, financial advice and engineering design support. The company paid commissions in fiscal 1999 of $46,300 related to financings obtained. Professional fees in 1999 increased by $23,398 over 1998 as a result of the merger and filing the SB-1 with the United States Securities and Exchange Commission. Contract manufacturing costs decreased from $90,168 for 1999 to $26,638 for 1999 because in 1998 we had a contract with Lockheed Martin to provide manufacturing services whereas in 1999 no contract services were provided.

The company continued to experience negative operating cash flow, ($548,327) in 1999 compared to ($40,371) in 1998, as a result of increases in expenses namely salaries and wages, bad debts, consulting expenses, commissions, an increase in inventory and work in progress and reductions in accounts payable, accrued liabilities and loans payable coupled with a small increase in receivables and prepaids. The negative operating cash flow was covered by proceeds of a share issuance and an increase in long-term debt.

In 2000 there should be significant improvement. We currently have about $2,170,000 worth of firm contracts on our books to be completed in the year 2000: the $2,000,000 contract with Lockheed Martin and the remainder ($170,000) of the contract with the United States government agency NOAA for our NETMIND systems. In addition 13 vessels are already outfitted with our NETMIND shipboard receivers. This means they should purchase the full system this year which would translate into additional revenues of $260,000, approximately. We are also conducting new marketing activities in 2000 for the NETMIND system which we believe will result in more sales.


Changes in or Disagreements with Accountants on Accounting and Financial Disclosure

Northstar's board of directors approved a decision in December, 1999, to change accountants. The primary reason was that we require a firm in close proximity to our corporate offices.

Jones, Jensen and Company, LLC, had carried out the audits prior to the reverse acquisition, when the company was called Scientific Technologies, Inc.

Statements prepared by Jones, Jensen and Company contained no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principles.

There were no disagreements between Northstar's management and Jones and Jensen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. A letter to that effect from Jones Jensen is shown in the exhibits.

Northstar has engaged a new accounting firm, Pennell Kerr Forster, an international association of accounting firms to carry out future audits.

Security Ownership of Management and Certain Security Owners

The following table sets forth, as of September 15, 1999, the beneficial ownership of Northstar's common stock by each officer and director of Northstar and by each person known by Northstar to own beneficially more than 5% of Northstar's the common stock outstanding and by the officers and directors of Northstaras a group. Except as otherwise indicated, all stocks are owned directly.

Title of   Name and          Number         Percentage   Number      Percentage
Class of   Address           of Shares      of Shares    of Shares   of Shares
Beneficial Before            Before 	               After       After
Owner      Offering          Offering(1)                 Offering    Offering(2)

Common     Frank Power       990,000        13.37%       990,000     11.78%
Stock      998 Riverside Drive
           Port Coquitlam, B.C.
           Canada V3B 7Y4

Common     Wilson Russell    964,883        13.03%       964,883    11.48%
Stock      4742 Collingwood St.
           Vancouver, B.C.
           Canada V6S 2B4

Common     Lee Meyer         100,000         1.35%       100,000     1.19%
Stock      9629 Alene Drive
           Tujunga, CA 91042

Common 	Ladner           597,900         8.08%       597,900     6.35%
Stock       Enterprises Ltd(3)
            60 Market Square
		P.O Box 364
		Belize City
		Belize, C.A.

Common	Adventure        533,633         7.02%       533,633     7.11%
Stock       Capital Inc.
            9 Power Place
		St. John's NFLD, Canada

Common	Dr. Michel       400,000         5.26%       200,000(5)  2.38%(5)
Stock       Ghanadian(4)
		CH. Didotai 10
            1223 Cologny, Switzerland

Common 	Monaco         1,000,000        13.51%     1,000,000    11.90%
Stock       Ventures Ltd. (3)
            60 Market Square
		P.O Box 364
		Belize City
		Belize, C.A.

Common 	London           700,000         9.45%       700,000     8.33%
Stock       Enterprises Ltd. (3)
		60 Market Square
		P.O Box 364
		Belize City
		Belize, C.A.

Common      All officers   2,054,883        27.02%     2,054,883    24.45%
Stock       and Directors
            as a Group (3 persons)


Number of shares of common stock after the offering: 8,404,481
Percentage of common stock after the offering:       24.45%

(1) Based on 7,604,481 shares of common stock of Northstar issued and outstanding on November 30, 1999.

(2) Based on 8,404,481 shares, if all shares in the offering are sold.

(2) The beneficial owners of Ladner Enterprises Ltd., Monaco Ventures, Adventure Capital, Inc., and London Enterprises Ltd, are:

         LADNER, Mr. Sean Isles, Leslie Lewis Building, Mount Tout, Grand Anse, St. George's W.I.
         MONACO, Ms. Brenda McKay, Suite 71, Grand Anse, St. George's W.I. ADVENTURE, Dr. Carl Wesolowski, 9 Power Place, St. John's Newfoundland, Canada
         LONDON, Ms. Michele Grey, 269 Morne Rouge Road, Grand Anse, St. George's, Grenada, W.I.

(4)  Selling security holder for 200,000 shares of common stock.

(5) Assumes all 200,000 shares being offered will be sold. Because the selling security holder may sell all or some, or none of the shares that he holds, the actual number of shares that will be held by the selling security holder upon or prior to termination of this offering may vary.

(6) Compensatory stock options: 40,000 options with a two year term were granted to an independent management consulting firm, Big 8 Management Consulting Ltd., during 1999. The exercise prices for these options are $0.90 per share in the first year and $1.035 per share in the second year. The first 20,000 options were granted in January,1999 and the second 20,000 in June, 1999. As of the date of this filing, no options have been exercised.



The following directors and officers of Northstar have been granted options to purchase shares of Northstar's stock as follows:

Optionee 	       Position 		Options 		Option Price Per Share
--------         --------   -------   ----------------------
Wilson Russell 	 Director 		250,000 			$0.50
Frank Power 	    Director 		100,000 			$0.50

(1) Record owners of and beneficial owners of 5% or more of any class of our securities: See Table Above.

(2) Promoters: None, except for officers and directors

(3) Affiliates: None

(4) Type of securities underlying the options: common shares

(5) Exercised options: None



Directors, Officers and Significant Employees

The following information sets forth the names of the officers and directors of Northstar, their present positions with Northstar, and their biographical information. Each director will serve until the next annual meeting of shareholders, and thereafter if re-elected.

Name of Director 	            Age
----------------              ---
Dr. Wilson Russell 	 	        54
Mr. Frank Power 	 		          56
Mr. Lee Meyer 		 	            54

Name of Officer 	 	          	Officer
---------------               -------
Dr. Wilson Russell,           President and Principal Financial Officer
Mr. Frank Power,              Vice-President

As a Delaware corporation, the final responsibility for the management of the affairs of Northstar rests with the board of directors. The board currently consists of three directors. Those directors are elected at an annual meeting of the shareholders and serve for an annual term until they resign or are replaced. Those directors meet or otherwise consult with one another on a regular basis. To review the affairs of the company and to adopt or confirm any resolutions which are necessary to grant contractual and other authority to administrative officers. The directors may, and probably will, designate an executive committee to which they will grant limited authority to make certain ministerial decisions on behalf of the board.

The following sets forth information as to the principal occupation and business experience for at least the past five years of each of those directors and officers.

Dr. Wilson Russell: Dr. Russell received a Master's Degree in Engineering and in Physics from Memorial University of Newfoundland and a Doctorate in Engineering Physics from the University of Aix-Marseille in France. Dr. Russell's numerous positions include: geophysicist with Pan-American Petroleum AMOCO in Calgary, Alberta 1968; professor and researcher at Memorial University 1968 to 1977; Director of Engineering at NORDCO Ltd. 1977 to 1980; and Associate Director of the Newfoundland Petroleum Directorate; 1980 to 1983.

After starting his own consulting and technology development firm in 1983, Dr. Russell has also managed the preparation of the a development plan for the $6 billion Hibernia development which was for submission to the government for approval of the project; invented, developed and commercialized the Hydroball current profiling system, a unique phased array ocean current profiling system which won the silver medal at the Canada Awards for Business Excellence in 1986; and developed a fiber optic modem for TRW in the United States. Dr. Russell founded NowTech Instruments Ltd., in partnership with a subsidiary of Bell Canada and was the first chairman of the board of directors of Seabright Corporation. Dr. Russell has also acted as a consultant for the Canadian federal government, the provincial governments of British Columbia and Newfoundland, the Canadian Consul in Boston, Massachusetts, Mobil Oil, the Defense Research Establishment Pacific and the French Navy.

Dr. Russell founded NTI in 1989 and serves as both chairman and chief executive officer. He is has also been as the director and president of Cabot Management Ltd. since 1989. And, until recently, From 1994-1998, Dr. Russell was a director at the University of Victoria's Innovation and Development Corporation. In addition, Dr. Russell has been a director with Cinemage
Systems Corporation since 1998. Currently, as of 1999, he is the president and principal financial officer of Northstar. Dr. Russell has served as a director of Northstar since May of 1998.

Mr. Frank Power: Mr. Power, a business management consultant, has managed and administered several public companies for the last 15 years. Since 1984, Mr. Power has provided services, including strategic planning, management, administration, design and construction of major mining projects both nationally and internationally. He has owned and operated several consulting companies which have been providing comprehensive services in the industrial and high-technology fields as well as the mining field. His expertise also includes re-activating public companies, project acquisitions, public and private funding, as well as developing and taking private companies public. He is equally skilled to function in the public markets of both Canada and the United States.

Mr. Power is president and owner of Pow Con Management since 1981 and Premier Enterprises Ltd. since 1994. These companies manage, administrate and finance reporting companies. He served as president and director of several Vancouver reporting companies and publicly listed companies since from 1986 to present. Since 1992, Mr. Power has served as President of World Organics Inc., listed on the Vancouver Stock Exchange. From 1996 to 1997, Mr. Power served as president and director of Accuimage Diagnostics and he is also the past president of Security Industries, Inc. These companies are traded on the OTC Bulletin Board.

Mr. Power has served as a director of Northstar since May of 1998.

Mr. Lee Meyer: Mr. Meyer, since completing his Business Administration Degree from Arizona State University in 1946, has held positions as managing director of Omni International since 1988; vice-president and director of World Organics, Inc., a reporting company; Secretary and Treasurer of Tec
Industries Corp., a specialty equipment rental agency from 1980 through 1990; and owner and president of Stretchcoat from 1973 to 1984, a national manufacturer and marketer of specialty products. Present positions include president of WOI since 1991, a producer and marketer of agricultural amendments; Vice-President and 50% owner of Bio-Organics, Inc., an international manufacturer and marketer of micro-biological products. Mr. Meyer has also represented major principals selling products nationally.
Mr. Meyer has served as a director of Northstar since May of 1998.

Name of Significant Employee		Age		Title

Dr. David Buttle                    51          Technical Director
Mr. Brian Gamberg                   47          Senior Electronics Engineer
Mr. James Hall                      33          Electronics Technologist
Ms. Philomena Kavanaugh             40          Office Manager

Dr. David Buttle: is NTI's Technical Director and one of the world's leaders in developing and manufacturing ocean instrumentation for the defense industry. In 1977, Dr. Buttle founded Marine Acoustics which designed and manufactured sonar transducers for OEM use and subsea computers for the control of subsea rock drills. In 1985, Marine Acoustics was recognized as Marine Acoustics, Ltd. Marine Acoustics Ltd., produced numerous sonar systems, including exercise mine acoustic telemetry systems, which are used by the British, United States, Australian, Belgian, Canadian and Egyptian Navies. Dr. David Buttle supervised the design of the NETMIND system and advises NTI on production and value engineering.

Mr. Brian Gamberg: P.Eng., Senior Electronics Engineer, has over 20 years experience developing marine systems, computer and communications systems and in project management. He has been involved in the design, development and implementation of both hardware and software elements of tracking radar systems, geophysical sounding systems, and distributed computing systems. Geographical Information systems and embedded instrumentation systems. Mr. Gamberg is responsible for the development of new NETMIND technologies and any other underwater communications products.

Mr. James Hall: is an Electronics Technologist and NTI's Production Manager. Mr. Hall is responsible for all production activities including inventory control, electronic and mechanical production, testing, quality control and shipping.

Ms. Philomena Kavanagh: has extensive experience in office management and has worked for companies such as Coopers Lybrand, A.H. Murray Ltd. and Atlantic Specialties Ltd. Ms. Kavanagh is responsible for all of NTI's financial and product shipment administration.



Remuneration of  Directors and Officers

The following table sets out certain information as to the company's three highest paid officers and directors for the period from the commencement of Northstar's business in February, 1999 to December 31, 1999. No other compensation was paid to any such officer or director other than the cash compensation set forth below:

Summary Compensation Table

Name of Individual(s)   Capacities in which Aggregate	       Remuneration
                        Remuneration was Received

Dr. Wilson Russell      Director and President                 $16,300

Mr. Frank Power         Director and Vice-President            $14,000

Mr. Lee Meyer           Director                                N/L


Directors and Officers                                         $30,300
of Northstar as a
Group

The compensation paid to the president is believed by Northstar to be below market rates for the services provided by the directors and officers, having regard to their experience and qualifications. Northstar Northstar anticipates compensation being increased to market rates upon Northstar achieving sufficient revenues and/or financing to pay such increased compensation.
In particular, Northstar believes that the going rate for Dr. Russell, who is currently full-time with the company, should be in the range of $100,000 per annum. An uncompensated value for services from February 1999, to September 30, 1999 of $21,200 is included in the financial statements of the company. For Mr. Power, who spends approximately ten hours per month on Northstar business, the current rate of $2,000 per month is considered reasonable.

Interest of Management and Others in Certain Transactions

There are no material contracts entered into by Northstar within the two years preceding the date hereof which are still in effect, except as follows:

Completion of the previous offering: Northstar completed an offering of 363,000 shares on January 26, 1999. The proceeds of the offering were US$363,000.

Acquisition of NTI: Northstar acquired NTI in January 1999, pursuant to an agreement dated July 31, 1998. Northstar purchased all of the issued and outstanding shares of NTI in exchange for 4,901,481 shares of its common stock which were issued from treasury. At the time of the acquisition, NTI had a 10% loan payable to Pathfinder Enterprises, Inc. in monthly interest payments only to July 5, 2002 by a floating debenture. The beneficial owner of Pathfinder Enterprises, Inc. is Dr. Carl Wesolowski who is also the beneficial owner of Adventure Capital Inc., a 7.02% shareholder of Northstar. This loan is still in effect.

Except for the acquisition of NTI, Northstar, none of the following persons has any direct or indirect material interest in any transaction to which Northstar is a party since the incorporation of Northstar in May, 1998 or in any proposed transaction to which Northstar is proposed to be a party:

(A) any director or officer of the party

(B) any proposed nominee for election as a director of Northstar

(C) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to Northstar common stock; or

(D) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of Northstar

 Available Information:

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxys and other information regarding issuers that file electronically with the SEC. The address is (http://www.sec.gov).

Disclosure of Commission position on Indemnification of Securities Act
Liabilities

As per risks related to the management structure of Northstar management will have no liability for any mistake, errors of judgment or for any act of omission believed to be within the scope of authority conferred by Northstar's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to Northstar . Northstar has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Description of Securities

General:

The securities being offered are the shares of Northstar common stock, par value $0.0001 per share. Under Northstar articles of incorporation, the total number of shares of all classes of stock that Northstar shall have authority to issue is 100,000,000 shares of common stock par value $0.0001 per share the "common stock" and 20,000,000 shares of preferred stock, par value $0.0001 per share, the "preferred stock". As of November 30, 1999, a total of 7,604,801 shares of common stock are issued and outstanding. All issued and outstanding shares of the common stock are fully paid and non-assessable.








Common Stock:

Holders of common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of common stock, including the election of directors. Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of Northstar's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of Northstar's articles of incorporation.

Holders of common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the board of directors, from funds legally available therefore. In the event of the liquidation, dissolution, or winding up of affairs of Northstar, all assets and funds of Northstar remaining after the payment of all debts and other liabilities shall be distributed, pro rata among the holders of the common stock. Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

At their discretion, Northstar's directors may issue additional common or preferred shares, up to a maximum allowed by the articles of incorporation. A majority of shareholders could also amend the articles to increase the maximum number of shares. Shares could be issued to raise funds for Northstar's business activities or to acquire another company or the rights to a technology. The board could increase the shares in a series, create a new series or establish preferences and other terms and conditions to a newly created series.

Transfer Agent:

Signature Stock Transfer of Dallas, Texas is the transfer agent for the Shares.

14675 Midway Road-Suite 1221
Dallas, TX 75244
Tel: (972) 788-4193
Fax: (972) 788-4194

Share Purchase Warrants:

None.

Litigation

Northstar's subsidiary, NTI, is a defendant in a lawsuit commenced by our former master distributor, First Watch Marine, Inc. First Watch alleges that Northstar interfered with its ability to sell products. NTI, for its part, has filed a counterclaim against First Watch for money which it says First Watch owes it for NETMIND systems delivered to them. Northstar feels that it has a strong case and that there is no validity to the claims against it.
The case may take up to two years or longer to go to trial.

The details are as follows:

1) Name of the court where proceedings are pending: Supreme Court of Newfoundland, Canada

2) Date proceeding began: First Watch issued statement of claim against NTI on July 15, 1999.
   (First Watch Marine Inc.-Plaintiff and NTI-Defendant) NTI issued a statement of claim on August 3, 1999
   (NTI-Plaintiff and First Watch Marine Inc.-Defendant)

3) Principal Parties: NTI and First Watch Marine Ltd.

4) Description of facts underlying the proceedings:
   First Watch alleges that NTI interfered in its ability to sell NETMIND systems. NTI alleges that First Watch owes NTI money for delivery of NETMIND systems by NTI to First Watch.

5) Relief sought:
   First Watch-$1.3 million plus damages
   NTI-$100,000 plus damages




                        Northstar Electronics, Inc.
                     (800,000 shares of Common Stock)

                               Prospectus

Until December 31, 2000 all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.


                               Part F/S

Financial Information Required in Prospectus

The following financial statements are included herein, as follows:

1.  Northstar Electronics, Inc. - Consolidated Financial Statements - Unauditied
                                  Six Months Ended June 30, 2000


NORTHSTAR ELECTRONICS INC.
Consolidated Financial Statements
Six Months Ended June 30, 2000
(Unauditied)



INDEX	                                                                     Page
-----                                                                      ----
Part I
Financial Information

Item 1	Financial Statements

            Consolidated Balance Sheets at June 30, 2000
            and December 31, 1999 	                                          1

            Consolidated Statements of Operations Three Months
            and Six Months Ended June 30, 2000 and June 30, 1999	            2

            Consolidated Statements of Changes in Stockholders' Equity
            Six Months Ended June 30, 2000	                              3

            Consolidated Statements of Cash Flows Six Months Ended
            June 30, 2000 and June 30, 1999	                              4

            Notes to Consolidated Financial Statements	                  5






NORTHSTAR ELECTRONICS INC.
Consolidated Balance Sheets
(Unaudited)
(U.S. Dollars)

================================================================================
                                                   June 30,         December 31,
                                                    2000               1999
--------------------------------------------------------------------------------
Assets
Current
  Cash                                             $17,030              $39,454
  Receivables                                      656,291              105,609
  Inventory and work-in-progress                   103,880               79,938
  Prepaid expenses                                   6,137                6,349
--------------------------------------------------------------------------------
Total Current Assets                               783,338              231,350
Property and Equipment                              32,418               26,746
--------------------------------------------------------------------------------
Total Assets                                      $815,756             $258,096
================================================================================

Liabilities
Current
  Accounts payable and accrued liabilities        $631,772             $100,547
  Loans payable                                     13,886               15,296
  Current portion of long-term debt                 43,901               44,276
--------------------------------------------------------------------------------
Total Current Liabilities                          689,559              160,119
Long-Term Debt                                     478,387              501,114
Due to Cabot Management Limited                     62,090               74,600
Due to Director                                    113,532               84,848
--------------------------------------------------------------------------------
Total Liabilities                                1,343,568              820,681
--------------------------------------------------------------------------------

Stockholders' Equity

Common Stock
  Authorized
    100,000,000	Shares of common stock with a par value of $0.0001 each

     20,000,000	Shares of preferred stock with a par value of $0.0001 each

  Issued and outstanding

                  Common stock 7,618,181 shares        762                  760

Additional Paid-In Capital                       1,000,969              972,271
Stock Subscriptions                                 10,000               10,000
Other Comprehensive Income                          32,371               13,554
Deficit                                        (1,571,914)          (1,559,170)
--------------------------------------------------------------------------------
Total Stockholders' Equity                       (527,812)            (562,585)
--------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity        $815,756             $258,096
--------------------------------------------------------------------------------
NORTHSTAR ELECTRONICS INC.
Consolidated Statements of Operations
Three Months and Six Months Ended June 30
(Unaudited)
(U.S. Dollars)

================================================================================
                        Three Months Ended June 30,   Six Months Ended June 30,
                              2000         1999         2000             1999
--------------------------------------------------------------------------------
Revenue                     $736,264     $117,987      $891,678        $175,180
Costs of goods sold          528,375       54,797       602,184          88,245
--------------------------------------------------------------------------------

Gross Profit                 207,889       63,190       289,494          86,935
Other Income                   2,263          444         3,276           4,183
--------------------------------------------------------------------------------
                             210,152       63,634       292,770          91,118
--------------------------------------------------------------------------------

Expenses
  Salaries                    84,980       47,808       161,183         127,606
  Office                      20,572        9,775        31,296          23,702
  Professional fees           17,930        8,595        40,870          23,744
  Rent                        14,464        7,469        24,677          14,445
  Value of Director's
  uncompensated services       7,500            0        15,000               0
  Travel                       5,137          735         7,162           5,248
  Interest                     4,119        6,008        12,560          11,934
  Telephone                    3,935        1,395         6,290           3,745
  Management fees              1,103        3,185         4,624          10,057
  Amortization                   926        1,194         1,852           2,356
--------------------------------------------------------------------------------
                             160,666       86,164       305,514         222,837
--------------------------------------------------------------------------------
Net Income (Loss) for Period $49,486    $(22,530)     $(12,744)      $(131,719)
================================================================================
Net Income (Loss) Per Share   $ 0.01     $ (0.01)      $ (0.02)        $ (0.02)
================================================================================
Weighted Average Number of
Common Shares Outstanding  7,608,094    7,406,679     7,606,288       6,651,368



NORTHSTAR ELECTRONICS INC.
Consolidated Statements of Changes in Stockholders' Equity
Six Months Ended June 30, 2000
(U.S. Dollars)
(Unaudited)

================================================================================
                            Additional Stock   Other         Accumu- Total
                             Paid-In   Subscr- Comprehensive lated   Stockholder
               Shares Amount Capital   iptions Income        Deficit Equity
--------------------------------------------------------------------------------
Balance Dec.
  31, 1999  7,604,481 $760  $972,271  $10,000  $13,554  $(1,559,170)  $(562,585)

Net loss for
 six months         0    0         0        0        0      (12,744)    (12,744)

Value of
director's
uncompensated
services            0    0    15,000        0        0             0     15,000

Other
comprehensive
income              0    0         0        0   18,817             0     18,817

Issuance of
Common stock
for cash       13,700    2    13,698        0        0             0     13,700
--------------------------------------------------------------------------------
Balance June
30, 2000    7,618,181 $762 $1,000,969 $10,000  $32,371   $(1,571,914) $(527,812)
================================================================================



NORTHSTAR ELECTRONICS INC.
Consolidated Statement of Cash Flows
Six Months Ended June 30
(Unaudited)
(U.S. Dollars)

--------------------------------------------------------------------------------
2000 1999
================================================================================
Operating Activities
  Net loss                                                $(12,744)   $(131,719)
  Adjustments to reconcile net loss to
  net cash used by operating activities
  Amortization and depreciation                              1,852        2,356
  Value of director's uncompensated services                15,000            0
  Changes in operating assets and liabilities              (47,193)    (265,512)
--------------------------------------------------------------------------------
Net Cash Used by Operating Activities                      (43,085)    (394,875)
--------------------------------------------------------------------------------

Investing Activity
  Acquisition of property and equipment                     (6,936)     (11,795)
--------------------------------------------------------------------------------

Financing Activities
  Issuance of common stock                                  13,700      563,000
  Repayment of long-term debt                               (9,096)     (16,819)
  Advances from (repayment to) Cabot Management Limited     (3,860)       6,630
  Advances from director                                     8,036       30,500
--------------------------------------------------------------------------------
Net Cash Provided by Financing Activities                    8,780      583,311
--------------------------------------------------------------------------------
Effect of Foreign Currency Translation on Cash              18,817            0
--------------------------------------------------------------------------------
Inflow (Outflow) of Cash                                   (22,424)     176,641
Cash, Beginning of Period                                   39,454        1,238
--------------------------------------------------------------------------------
Cash, End of Period                                        $17,030     $$177,87
================================================================================



NORTHSTAR ELECTRONICS INC.
Notes to Consolidated Financial Statements
Three Months and Six Months Ended June 30, 2000
(U.S. Dollars)
(Unaudited)

1.	ORGANIZATION AND BASIS OF PRESENTATION

These financial statements include the accounts of Northstar Electronics Inc. ("the Company") and its wholly-owned subsidiary Northstar Technical Inc. ("NTI"). All intercompany balances and transactions are eliminated. The parent company was incorporated May 11, 1998 in the State of Delaware and had no operations other than organizational activities prior to the January 1999 merger described below. The Company's business activities are conducted principally in Canada and the financial statements are prepared in accordance with United States generally accepted accounting principles with all figures translated into United States dollars for reporting purposes.

On January 26, 1999 the Company completed the acquisition of 100% of the shares of Northstar Technical Inc. NTI has developed a communications technology that can send information from one place in the ocean to another place. The merger was effected through the issuance of 4,901,481 shares of treasury stock by the Company with the former shareholders of the subsidiary receiving a majority of the total shares then issued and outstanding. The transaction has been accounted for as a reverse take-over resulting in the consolidated financial statements including the results of operations of the acquired subsidiary prior to the merger.

These unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's audited consolidated financial statements filed as part of the Company's December 31, 1999 Form SB-1.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's consolidated financial position at June 30, 2000 and December 31, 1999 and the consolidated results of operations and the consolidated statement of cash flows for the three months and six months ended June 30, 2000. The results of operations for the three months and six months ended are not necessarily indicative of the results to be expected for the entire fiscal year.

2.	COMMON STOCK

During the three months ended June 30, 2000, 13,700 common stock was issued for cash.
--------------------------------------------------------------------------------



                          NORTHSTAR ELECTRONICS INC.
                      Consolidated Financial Statements
                              December 31, 1999
                               (U.S. Dollars)






INDEX                                             	     Page
-----                                                      ----
Report of Independent Chartered Accountants	             1

Consolidated Financial Statements

Consolidated Balance Sheets	                               2

Consolidated Statements of Operations	                   3

Consolidated Statements of Changes in Stockholders' Equity	 4

Consolidated Statements of Cash Flows	                   5

Notes to Consolidated Financial Statements	          6-11











                             REPORT OF INDEPENDENT
                             CHARTERED ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
  NORTHSTAR ELECTRONICS INC.


We have audited the consolidated balance sheet of Northstar Electronics Inc. as at December 31, 1999 and the consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Northstar Electronics Inc. as at December 31, 1999 and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles in the United States.





"Pannell Kerr Forster"

Chartered Accountants

Vancouver, Canada
March 13, 2000
















NORTHSTAR ELECTRONICS INC.
Consolidated Balance Sheets
December 31
(U.S. Dollars)
-----------------------------------------------------------------------------
                                                          1999           1998
-----------------------------------------------------------------------------
												(note 3)
Assets

Current
  Cash                                               $  39,454        $    807
  Receivables (note 4)                                 105,609          96,904
  Inventory and work-in-progress                        79,938          37,937
  Prepaid expenses                                       6,349           1,529
-------------------------------------------------------------------------------
                                                       231,350         137,177
Property and Equipment (note 5)                         26,746          17,205
Goodwill (note 6)                                      250,540                0
-------------------------------------------------------------------------------
Total Assets                                          $508,636        $154,382
-------------------------------------------------------------------------------

Liabilities

Current
 Accounts payable and accrued liabilities             $100,547        $138,289
 Loans payable (note 7)                                 15,296         103,577
 Current portion of long-term debt (note 8)             44,276           6,989
------------------------------------------------------------------------------
                                                       160,119         248,855
Long-Term Debt (note 8)                                501,114         459,551
Due to Cabot Management Limited (note 9)                74,600          90,223
Due to Director (note 9)                                84,848          78,504
------------------------------------------------------------------------------
Total Liabilities                                      820,681         877,133
------------------------------------------------------------------------------

Contingency (note 10)
Stockholders' Equity

Common Stock
 Authorized
  100,000,000 Shares of common stock with a par value of $0.0001 each 20,000,000 Shares of preferred stock with a par value of $0.0001 each

 Issued and outstanding
  Common stock 7,604,481 shares (1998 - 2,140,000 shares)  760             214
Additional Paid-In Capital                           1,235,997         414,755
Stock Subscriptions                                     10,000               0
Other Comprehensive Income                              13,554          53,929
Deficit                                             (1,572,356)     (1,191,649)
------------------------------------------------------------------------------
Total Stockholders' Equity                           (312,045)        (722,751)
------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity           $508,636         $154,382

NORTHSTAR ELECTRONICS INC.
Consolidated Statements of Operations
Years and Period Ended December 31
(U.S. Dollars)
--------------------------------------------------------------------------------
                                                       Nine         (Unaudited)
                                      Year Ended    Months Ended     Year Ended
                                     December 31,   December 31,    December 31,
                                         1999          1998             1998
--------------------------------------------------------------------------------
                                                     (note 3)
Sales                                $  462,659     $  170,249      $  193,913
Cost of Goods Sold                      206,354         99,194         100,276
--------------------------------------------------------------------------------
Gross Profit                            256,305         71,055          93,637
--------------------------------------------------------------------------------
Expenses
 Salaries, wages and employee benefits  145,649         33,797          33,229
 Bad debts                               90,281              0               0
 Consulting                              65,815              0               0
 Research and development cost           46,430         10,644          14,192
 Commissions                             46,300              0               0
 Professional fees                       36,372         11,552          12,974
 Interest on long-term debt              30,194         29,600          47,567
 Value of director's uncompensated
 Services                                30,000              0               0
 Rent                                    26,804         21,864          22,043
 Office expenses                         23,740          6,904          13,388
 Contract manufacturing cost             23,638         67,626          90,168
 Management and marketing                14,941          3,365           4,998
 Travel                                  12,705          2,520           2,281
 Telephone                                8,394          6,464           5,356
 Interest and bank charges                6,526         10,521           9,882
 Market research                          4,279          2,431           6,292
 Dues and Licenses                        5,291              0               0
 Repairs and maintenance                  3,234          1,633           2,515
 Miscellaneous                            3,202          3,501           2,404
 Insurance                                2,002          1,239           1,265
 Advertising                                817              0               0
 Municipal taxes                            551            842           1,323
 Write-off of inventory                       0              0           9,696
 Heat and light                               0          1,284           4,889
 Depreciation and amortization           18,867          4,713          11,133
--------------------------------------------------------------------------------
                                        646,032        220,500         295,595
--------------------------------------------------------------------------------
Loss Before Other Income               (389,727)      (149,445)       (201,958)
Other Income                              9,020          5,548          14,919
--------------------------------------------------------------------------------
Net Loss                              $(380,707)     $(143,897)      $(187,039)
--------------------------------------------------------------------------------
Net Loss Per Share                      $ (0.05)       $ (0.03)        $ (0.04)
--------------------------------------------------------------------------------
Weighted Average Number of Common
Shares Outstanding                    7,146,813      4,901,481       4,901,481



NORTHSTAR ELECTRONICS INC.
Consolidated Statements of Changes in Stockholders' Equity
Year Ended December 31, 1999 and Period Ended December 31, 1998
(U.S. Dollars)
-----------------------------------------------------------------------------
                                                Other                  Total
                              Additional        Compre     Accum       Stock
                               Paid-In  Stock   hensive    ulated      holder
                 Shares  Amt   Capital  Subscr  Income     Deficit     Equity
                                        Iption  (Loss)
-----------------------------------------------------------------------------
Inception, May 11, 1998
 Issuance of
 common Stock
 for cash      2,040,000 204  $4,896      $0       $0         $0       $5,100
 Issuance of
 common Stock
 for cash        100,000 10   24,990       0        0          0       25,000
 Share issue
 Costs                 0  0  (5,000)       0        0          0      (5,000)
 Other comprehensive
 income                0  0        0       0   53,929          0       53,929
 Net loss for
 period ended
 December 31, 1998     0  0        0       0        0     (143,897)  (143,897)
 Additional paid-in
 capital and deficit
 from accounting
 parent                0  0  389,869         0      0    (1,047,752)  (657,883)
--------------------------------------------------------------------------------
Balance December 31,
  1998         2,140,000 214 414,755         0   53,929  (1,191,649)  (722,751)

Shares issued in January
  1999 on acquisition of
  subsidiary
  (note 1)     4,901,481 490 228,298         0      0          0        228,788
Issuance of
common stock
for cash        563,000   56 562,944         0      0          0        563,000
Stock subscriptions
  Received            0   0        0       10,000   0          0         10,000
Value of director's
uncompensated
services              0   0   30,000         0      0          0         30,000

Other comprehensive
loss                  0   0        0         0  (40,375)       0        (40,375)

Net loss for the year 0   0        0         0      0      (380,707)   (380,707)
--------------------------------------------------------------------------------
Balance
December 31,
1999          7,604,481 $760  $1,235,997 $10,000 $13,554 $(1,572,356) $(312,045)
--------------------------------------------------------------------------------



NORTHSTAR ELECTRONICS INC.
Consolidated Statements of Cash Flows
Year Ended December 31, 1999 and Period Ended December 31, 1998
(U.S. Dollars)
-------------------------------------------------------------------------------
                                                                     Nine
                                             Year Ended           months Ended
                                             December 31,         December 31,
                                                1999                 1998
-------------------------------------------------------------------------------
                                                                    (note 3)
Operating Activities
  Net loss                                     $(380,707)            $(143,897)
  Adjustments to reconcile net loss to net
    cash used by operating activities
    Amortization and depreciation                 18,867                 4,713
    Value of director's uncompensated services    30,000                     0
  Changes in operating assets and liabilities
   Accounts receivable                            (8,705)               63,719
   Prepaid expenses                               (4,820)                1,413
   Inventory and work-in-progress                (42,001)               30,120
   Accounts payable and accrued liabilities      (72,680)               (2,263)
   Loans payable                                 (88,281)                5,824
-------------------------------------------------------------------------------
Net Cash Used By Operating Activates            (548,327)              (40,371)
-------------------------------------------------------------------------------
Investing Activities
   Acquisition of property and equipment         (15,222)               (3,223)
-------------------------------------------------------------------------------
Financing Activities
   Issuance of common stock                      563,000                11,388
   Proceeds from (repayment of) long-term debt    78,850               (37,296)
   Advances from (repayment to) Cabot
   Management Limited                            (15,623)               (5,938)
   Advances from director                          6,344                19,621
   Stock subscriptions received                   10,000                     0
-------------------------------------------------------------------------------
Net Cash Provided by Financing Activities        642,571               (12,225)
-------------------------------------------------------------------------------
Effect of Foreign Currency Translation on Cash   (40,375)               53,929
-------------------------------------------------------------------------------
Inflow (Outflow) of Cash                          38,647                (1,890)
Cash, Beginning of Period                            807                 2,697
-------------------------------------------------------------------------------
Cash, End of Period                              $39,454                  $807
-------------------------------------------------------------------------------
Supplemental Information
   Interest paid                                 $36,720               $40,121
   Income taxes paid                                   0                     0
   Non-cash investing and financing activities
    Goodwill from acquisition                    263,726                     0
    Shares issued for subsidiary acquisition     228,788                     0
-------------------------------------------------------------------------------






NORTHSTAR ELECTRONICS INC.
Notes to Consolidated Financial Statements
Year Ended December 31, 1999 and Period Ended December 31, 1998
(U.S. Dollars)

1.	ORGANIZATION AND BASIS OF PRESENTATION

These financial statements include the accounts of Northstar Electronics Inc. ("the Company") and its wholly-owned subsidiary Northstar Technical Inc. ("NTI"). All intercompany balances and transactions are eliminated. The parent company was incorporated May 11, 1998 in the State of Delaware and had no operations other than organizational activities prior to the January 1999 merger described below. The Company's business activities are conducted principally in Canada and the financial statements are prepared in accordance with United States generally accepted accounting principles with all figures translated into United States dollars for reporting purposes.

On January 26, 1999 the Company completed the acquisition of 100% of the shares of Northstar Technical Inc. NTI has developed a communications technology that can send information from one place in the ocean to another place. The merger was effected through the issuance of 4,901,481 shares of treasury stock by the Company with the former shareholders of the subsidiary receiving a majority of the total shares then issued and outstanding. The transaction has been accounted for as a reverse take-over resulting in the consolidated financial statements including the results of operations of the acquired subsidiary prior to the merger.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Revenue recognition

The Company recognizes revenue from the sales of the NETMIND system on an accrual basis based on agreed terms with the customers.

(b)	Inventory and work-in-progress

The Company's inventory and work-in-progress are valued at the lower of cost and net realizable value.

(c)	Property and equipment

Property and equipment are recorded at cost less any government assistance and are being amortized over their estimated useful lives using the rates and methods set out below:

           Computer equipment	            -  20%  Declining balance
           Computer software	            -  30%  Declining balance
           Office furniture and equipment	-  20%  Declining balance
           Leasehold improvements	      -  20%  Declining balance

(d)	Research and development

Research and development expenditures are charged to operations as incurred.

(e)	Investment tax credits

Investment tax credit refunds arising form the occurrence of qualifying research and development expenditures have been recorded in these financial statements as a reduction of the applicable research and development costs.

NORTHSTAR ELECTRONICS INC.
Notes to Consolidated Financial Statements
Year Ended December 31, 1999 and Period Ended December 31, 1998
(U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Government assistance

The Company has been awarded assistance under government programs. Amounts received or receivable under these programs are recorded as a reduction in the cost of property and equipment or as a reduction of the applicable research and development costs.

(g)	Foreign currency translation

The Company's operations and activities are conducted principally in Canada, hence the Canadian dollar is the functional currency which is translated into U.S. dollars for reporting purposes as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumptions of the liabilities;
and,

(iii)	Revenues and expenditures at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are accounted for as other comprehensive income (loss).

(h)	Other comprehensive income (loss)

The Company has other comprehensive income (loss) arising from foreign currency translation. Accordingly, other comprehensive income (loss) is shown as a separate component of stockholders' equity.

(i)	Net loss per share

Net loss per share calculations are based on the weighted average number of common shares outstanding during the period.

(j)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(k)	Financial instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, loans payable, long-term debt, due to Cabot Management Limited and due to director. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value.

NORTHSTAR ELECTRONICS INC.
Notes to Consolidated Financial Statements
Year Ended December 31, 1999 and Period Ended December 31, 1998
(U.S. Dollars)



3.	COMPARATIVE FIGURES

The comparative figures for 1998 included in these consolidated financial statements represent those of the legal subsidiary NTI and have been reported on by other independent auditors who expressed an unqualified opinion in their report thereon dated July 14, 1999. Certain of these figures have been reclassified to conform with the current year's presentation and generally accepted accounting principles in the United States.

4.	RECEIVABLES
      -------------------------------------------------------------------------
                                                              1999        1998
-------------------------------------------------------------------------------
Trade, net of allowance for doubtful accounts              $52,265     $13,174
Due from director                                           37,182           0
Government assistance                                          577           0
Investment tax credits                                      15,585      83,730
-------------------------------------------------------------------------------
                                                          $105,609     $96,904
-------------------------------------------------------------------------------
5.	PROPERTY AND EQUIPMENT
-------------------------------------------------------------------------------
                                             1999                         1998
                                          Accumulated
                             Cost         Depreciation         Net         Net
-------------------------------------------------------------------------------
Computer equipment          $7,660          $2,848           $4,812     $2,348
Computer software            6,720           4,541            2,179      2,165
Furniture and equipment     33,991          15,346           18,645     11,759
Leasehold improvements      11,174          10,064            1,110        933
-------------------------------------------------------------------------------
                           $59,545         $32,799          $26,746    $17,205
-------------------------------------------------------------------------------
6.	GOODWILL

As a result of the merger described in note 1, goodwill on acquisition is as follows:
-------------------------------------------------------------------------------
Purchase price                                                        $228,788
Net liabilities                                                         34,938
-------------------------------------------------------------------------------
Goodwill                                                               263,726
Amortization                                                           (13,186)
-------------------------------------------------------------------------------
                                                                      $250,540
-------------------------------------------------------------------------------









NORTHSTAR ELECTRONICS INC.
Notes to Consolidated Financial Statements
Year Ended December 31, 1999 and Period Ended December 31, 1998
(U.S. Dollars)


      -------------------------------------------------------------------------
7.	LOANS PAYABLE
      -------------------------------------------------------------------------
                                                              1999        1998
      -------------------------------------------------------------------------
      10% loan payable to Enterprise Newfoundland
      and Labrador in monthly interest payments,
      due on demand                                        $12,393     $13,352

      Loan payable to Barbara Yaffe, secured by
      personal guarantee of a director                       2,903           0

     12% loan payable to Eastern Meridian Mining
     Corporation was repaid during 1999                          0      54,155

     Loan payable to Dr. Carl Wesolowski                         0      36,070
     --------------------------------------------------------------------------
                                                           $15,296    $103,577
     --------------------------------------------------------------------------
8.	LONG-TERM DEBT
     --------------------------------------------------------------------------
                                                              1999        1998
     --------------------------------------------------------------------------
     10% loan payable to Pathfinder Enterprises Inc.
     in monthly interest payments only, due July 5,
     2002, secured by a floating debenture charge
     ($240,000 CDN.)                                      $166,285    $156,525

     ACOA 8.93% loan with monthly principal repayments
     of $2,256 each commencing June 1, 2000
     ($195,331 CDN.)                                       135,336     127,393

     ACOA 12% loan with monthly principal repayments
     of $1,237 each  ($139,284 CDN.)                        96,504      97,828

     ACOA 6.25% loan repayable in 72 monthly consecutive
     instalments commencing July 1, 2000, if full loan
     draw down is received, secured by postponements on
     Cabot Management Limited's loans and shareholders'
     loans ($212,547 CDN.)                                 147,265      84,794
     --------------------------------------------------------------------------
                                                           545,390     466,540
     Current portion                                        44,276       6,989
     --------------------------------------------------------------------------
                                                          $501,114    $459,551
     --------------------------------------------------------------------------











NORTHSTAR ELECTRONICS INC.
Notes to Consolidated Financial Statements
Year Ended December 31, 1999 and Period Ended December 31, 1998
(U.S. Dollars)
-------------------------------------------------------------------------------


9.	RELATED PARTY TRANSACTIONS

(i)	Cabot Management Limited ("Cabot") an associated company, related by a common shareholder and director, bears no interest and is convertible into common stock of the Company at the option of Cabot.

(ii)	Due to director bears no interest and has no set terms of repayment.

(iii)	Compensation paid to directors and officers amounted to $30,300 in 1999.

10.	CONTINGENT LIABILITY

The Company is a defendant in a lawsuit commenced against them by their former master distributor. The former distributor has alleged that the Company has interfered with the ability of the former distributor to sell products. The Company has filed a counter claim for monies owing by the former distributor to the Company. An adverse outcome to the lawsuit could have an adverse material impact upon the Company and the range of possible loss could be from $0 to $1,300,000.

11.	COMMITMENT

The Company is committed to minimum rental payments of $13,500 per year for the next three years for office space.

12.	STOCK OPTION PLANS

(i) During the year ended December 31, 1999, the Company approved the allocation of 815,000 stock options to directors, officers and employees of the Company exercisable at $0.50 per share up to five years from the date of agreement.

(ii) The Company has agreed to grant to an independent management consulting firm up to 10% of the number of shares placed with private investors of financing up to $500,000. The exercise prices for these options are $0.90 per share in the first year and $1.035 per share in the second year.

13.	INCOME TAX LOSSES

The Company has operating losses which may be carried forward to apply against future years' taxable income. The tax effect has not been recorded in these consolidated financial statements. These losses expire as follows:

      -------------------------------------------------------------------------
      Available to                                                    Amount
      -------------------------------------------------------------------------
      2001                                                        $   26,000
      2002                                                            65,000
      2003                                                           355,000
      2004                                                           255,000
      2005                                                           357,000
      -------------------------------------------------------------------------
                                                                  $1,058,000
      -------------------------------------------------------------------------
14.	SUBSEQUENT EVENT

The Company is in the process of filing a registration statement with the Securities and Exchange Commission to register 800,000 common shares to be offered to the public for net proceeds of $800,000.


See notes to consolidated financial statements.

See notes to consolidated financial statements.


See notes to consolidated financial statements.
--------------------------------------------------------------------------------














                       NORTHSTAR TECHNICAL INC.

	                St. John's, Newfoundland

	                 FINANCIAL STATEMENTS

      	             December 31, 1998





































	                 C O N T E N T S





                                                                   Page
                                                                   ----

Auditors' Report                                      	         1

Balance Sheet                                         	         2

Statement of Loss and Deficit                         	         3

Statement of Changes in Cash Resources                	         4

Notes to Financial Statements                         	         5




























                                                                    1.

                       AUDITORS' REPORT
                       ----------------

To the Shareholders of

          Northstar Technical Inc.

We have audited the balance sheet of Northstar Technical Inc. as at December 31, 1998 and the statements of loss and deficit and changes in cash resources for the nine months then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and the changes in its cash resources for the nine months then ended in accordance with accounting principles generally accepted in Canada consistently applied. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States and are discussed in Note 14 to the financial statements.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. To date the company's operations are mainly in the development stages and has not established revenues sufficient to cover its operating costs. It is management's opinion that the company's main net mind division and the new contract manufacturing division will generate future revenues sufficient to cover all costs and result in annual net incomes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


St. John's, Newfoundland            (signed ) Sullivan, Lewis and White
July 14, 1999                                     Chartered Accountants


	                 NORTHSTAR TECHNICAL INC.	                     2.
                       ------------------------
                            BALANCE SHEET
                            -------------
                          (Canadian Dollars)
                          DECEMBER 31, 1998
                          -----------------

                                        December 31,         March 31,
                          ASSETS	       1998                1998
---------------------------------       -----------          ---------
Current

  Bank	                                 $1,238             $3,829
  Receivables (Note 2)                      148,583            228,052
  Work in progress              	          3,688              7,101
  Inventory                                  52,591             88,356
  Prepaid expenses                            2,269              4,127
                                        -----------          ---------
    	                                      208,369            331,465
Capital assets (Note 3)                      25,523             27,733
Deferred development costs (Note 4)         768,311            824,744
Deferred charges (Note 5)                   110,287             82,305
                                        -----------          ---------
                                         $1,112,490         $1,266,247
                                        ===========          =========
                       LIABILITIES
                       -----------
Current

  Payables and accruals                    $212,038           $199,556
  Loans payable (Note 6)                    158,815            138,790
  Long term debt payable
  within one year (Note 7)                   10,716            127,340
                                        -----------          ---------
                                            381,569            465,686
Long term debt (Note 7)                     704,630            588,006
Loans payable to Cabot Management
Limited, no set terms of repayment (Note 8) 138,339            136,530
Loans payable to shareholder,
no set terms of repayment                   120,370             83,602
                                        -----------          ---------
                                          1,344,908          1,273,824
Contingent liability (Note 9)

                       SHAREHOLDERS' DEFICIENCY
                       ------------------------
Share capital (Note 10)                     622,453            605,372
Deficit                                    (854,871)          (612,949)
                                        -----------          ---------
                                           (232,418)            (7,577)
                                        -----------          ---------
                                         $1,112,490         $1,266,247
ON BEHALF OF THE BOARD:

                                                    Director

                                                    Director
The accompanying notes are an integral part of these financial statements.


	                 NORTHSTAR TECHNICAL INC.	                              3.
                       ------------------------
	               STATEMENT OF LOSS AND DEFICIT
                     -----------------------------
	                   (Canadian Dollars)
            	NINE MONTHS ENDED DECEMBER 31, 1998
                  -----------------------------------
                                                        Nine Months      Year
                                                           Ended        Ended
                                                        December 31,   March 31,
                                                            1998        1998
                                                        ------------  ----------
Revenue                                                     $252,565    $272,631
Direct costs                                                 147,155     140,891
                                                        ------------  ----------
Gross profit                                                 105,410     131,740
Other income                                                   8,231      13,934
                                                        ------------  ----------
	                                                       113,641     145,674
                                                        ------------  ----------

Expenses

  Amortization of capital assets                               6,992      15,917
  Amortization of deferred development costs                  72,224      87,621
  Bank charges and interest                                   15,608      16,196
  Contract manufacturing division (Note 11)                   72,341     126,008
  Heat and light                                               1,905      10,343
  Insurance                                                    1,838       2,027
  Interest on loans                                           43,911      55,963
  Management and marketing fees		                     4,992      16,235
  Marketing/Market Research costs                              3,606       5,742
  Municipal taxes                                              1,249       2,960
  Miscellaneous                                                5,194       3,855
  Office operating                                            10,240      18,859
  Professional fees                                           17,138      35,296
  Rent                                                        32,435      37,685
  Repairs and maintenance                                      2,423       4,693
  Telephone                                                    9,590      11,184
  Travel                                                       3,739       6,865
  Wages and benefits                                          50,138      66,992
  Write off obsolete inventory stock                              -       14,405
  Less: Allocation to deferred development costs                  -    (149,808)
                                                        ------------  ----------
                                                             355,563     389,038
                                                        ------------  ----------
Net loss (Note 12)                                         (241,922)   (243,364)
Deficit, beginning of period                                612,949)   (351,303)
                                                        ------------  ----------
                                                           (854,871)   (594,667)
  Dividends paid on preference shares                            -      (42,282)
  Discount earned on redemption of Class A preference
  Shares                                                         -        24,000
                                                        ------------  ----------
Deficit, end of period                                    $(854,871)  $(612,949)
                                                        ============  ==========
The accompanying notes are an integral part of these financial statements.




                       NORTHSTAR TECHNICAL INC.                              	4.
                       ------------------------
               STATEMENT OF CHANGES IN CASH RESOURCES
               --------------------------------------
                        (Canadian Dollars)
                NINE MONTHS ENDED DECEMBER 31, 1998
                -----------------------------------

                                                   Nine Months      Year
                                                      Ended        Ended
                                                   December 31,   March 31,
                                                      1998          1998
                                                   ------------  ----------
Cash provided by (used in)

  Operations

    Net loss                                          $(241,922)  $(243,364)
    Amortization                                        104,667     124,114
    Net change in non-cash working capital items        153,012      10,434
                                                   ------------  ----------
                                                         15,757    (108,816)
Financing

    Proceeds from long term debt                             -      130,015
    Proceeds from issuance of common shares              17,081     595,287
    Advances from Cabot Management Limited                1,809       5,694
    Advances from shareholder                            36,768      70,043
    Repayment of long term debt                              -      (30,000)
    Discount on redemption of preference shares              -       24,000
    Redemption of preference shares                          -      (84,000)
    Payment of dividends on preference shares                -      (42,282)
    Conversion of Class C preference shares                  -     (287,333)
                                                   ------------  ----------
                                                         55,658     381,424
                                                   ------------  ----------

Investments

  Increase in deferred charges - net                    (53,433)   (102,881)
  Increase in deferred development cost - net           (15,791)   (152,496)
  Purchase of capital assets, net of investment
  tax credits                                            (4,782)    (11,304)
                                                   ------------  ----------
                                                        (74,006)   (266,681)
                                                   ------------  ----------
Net change in bank position                              (2,591)      5,927
Bank position, beginning of period                        3,829      (2,098)
                                                   ------------  ----------
Bank position, end of period                             $1,238      $3,829
                                                   ============  ==========
	The accompanying notes are an integral part of these financial statements.

                       NORTHSTAR TECHNICAL INC.	                              5.
                       ------------------------
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------
                         DECEMBER 31, 1998
                         -----------------

1.  	Significant accounting policies

a.  Capital assets
Capital assets are recorded at cost less any government assistance and are being amortizated over their estimated useful lives using the rates and methods set out below:
       		Computer equipment	 20% on a declining balance basis
       		Computer software  	 30% on a declining balance basis
     			Office furniture and     20% on a declining balance basis
                  Equipment
                  Leasehold improvements   20% on a straight line basis

b.  Deferred development costs
All costs, including share of overhead costs, associated with the development of the NET MIND System have been capitalized in these financial statements as deferred development costs. These costs are being amortized against income on a straight line basis over a period of ten years. If it becomes evident in a given year that the sales market for this technology declines , then the
remaining costs will be amortized over a 	shorter period.

The company acquired the initial technology for the NET MIND System from the receiver of National Petroleum and Marine Consultants Limited and Altair Marine Systems Limited for the sum of $ 1. Prior to going into receivership, these two companies had spent approximately $ 1,740,408 on the development of this
technology.   To date Northstar Technical Inc. has spent $ 1,847,795 on this technology, including overhead costs of $ 621,430, which has been reduced by various assistance and tax credits totalling $ 879,546 as referred to in Note 4.

c.  Deferred charges
Deferred charges consist of initial planning, startup and overhead costs related to contract manufacturing in association with Lockheed Martin -
Federal Systems Inc.  These costs amounted to $ 156,314 at December 	31,
1998, as referred to in Note 5, and are being amortized on a straight line basis over a five year term.

d.  Inventory
The company's inventory is valued at the lower of cost and net realizable value.

e.  Investment tax credits
Investment tax credit refunds arising from the incurrence of qualifying
research and development expenditures 	have been recorded in these financial
statements as a reduction of the applicable deferred development costs.

f.  Government assistance
The company has been awarded assistance under government programs. Amounts received or receivable under these programs are recorded as a reduction in the cost of capital assets or as a reduction of the applicable deferred development costs.



                       NORTHSTAR TECHNICAL INC.	                             5a.
                       ------------------------
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------
                         DECEMBER 31, 1998
                         -----------------
4. Receivables	                                   December 31,     March 31,
                                                        1998            1998
                                                     ------------    ----------
 Trade                                                    $20,200      $137,701
 Government assistance                                         -         22,486
 Investment tax credit refunds                            128,383        67,865
                                                     ------------    ----------
                                                         $148,583      $228,052
                                                     ============    ==========

4. Capital assets                         December 31,                March 31,
                                             1998                       1998
                                 -----------------------------       -----------
                                  Cost  Accumulated   Net Book       Net Book
                                        Amortization  Value          Value
                                 -----------------------------       -----------
Computer equipment               $6,654     $3,170     $3,484         $4,099
Computer software                 8,892      5,681      3,211          3,945
Furniture and equipment          34,350     16,906     17,444         17,286
Leasehold improvements           15,872     14,488      1,384          2,403
                                 -----------------------------       -----------
                                 $65,768   $40,245    $25,523        $27,733
                                 =============================       ===========

4. Deferred development costs
                                                   December 31,    March 31,
                                                         1998        1998
                                                   ------------   ----------
Wages and benefits                                     $693,362     $608,461
Materials and other costs                               173,736      165,160
Subcontractors	                                      359,267      359,267
Overhead                                                621,430      621,430
                                                   ------------   ----------
                                                      1,847,795    1,754,318

Less:    Government assistance                          380,133      362,965
         Other assistance                                61,685       61,685
         Investment tax credits                         437,728      377,210
                                                   ------------   ----------
                                                        968,249      952,458
Less: 	Amortization                                199,938      127,714
                                                   ------------   ----------
                                                       $768,311     $824,744
                                                   ============   ==========







	                 NORTHSTAR TECHNICAL INC.                        	     5b.
                       ------------------------
                    NOTES TO FINANCIAL STATEMENTS
                    -----------------------------
                          DECEMBER 31, 1998
                          -----------------
5. Deferred charges - Contract Manufacturing Division
                                                     December 31,    March 31,
                                                        1998           1998
                                                     ------------   ----------
    Planning and start up costs                           $28,951      $28,951
    Overhead costs (Note 10)                              127,363       73,930
                                                     ------------   ----------
                                                          156,314      102,881
    Less:  Amortization of deferred charges                46,027       20,576
                                                     ------------   ----------
                                                         $110,287      $82,305
                                                     ============   ==========

5. Loans payable                                      December 31,    March 31,
                                                         1998           1998
                                                      ------------   ---------
   10% loan payable to Enterprise Newfoundland             $20,473     $22,451
   and Labrador in monthly interest payments plus principal amount payable on demand

   12% loan payable to Eastern Meridian Mining              83,036      75,939
   Corporation including accrued interest, to be repaid in full by March 1, 1999, secured by the personal guarantee of Wilson Russell

   Loan payable to Toronto-Dominion bank,                       -       20,000
   secured by the personal guarantee of
   Wilson Russell.  This loan was repaid
   in full on September 24, 1998

   Loan payable to Brian Gamberg repaid in full                 -       20,400
   on April 15, 1998

   Loan payable to Dr. Carl Wesolowski                      55,306          -
                                                      ------------   ----------
                                                          $158,815     $138,790
                                                      ============   ==========

5. Long term debt                                    December 31,    March 31,
                                                         1998          1998
                                                     ------------   ----------
ACOA 7.5% loan with monthly principal repayments
of $ 3,256 commencing June 1, 2000                       $195,331     $195,331

ACOA 10.9 % loan with monthly principal repayments
of $ 1,786 beginning July 1, 1999                         150,000      150,000

10% loan payable to Pathfinder Enterprises Inc. in
monthly interest payments only to July 5, 2002,
secured by a floating charge debenture                    240,000      240,000
	                 NORTHSTAR TECHNICAL INC.	                             5c.
                       ------------------------
                    NOTES TO FINANCIAL STATEMENTS
                    -----------------------------
                          DECEMBER 31, 1998
                          -----------------

13. Long term debt (continued)
                                                     December 31,    March 31,
                                                        1998           1998
                                                     ------------   ----------
  ACOA 6.25% loan repayable in 72 monthly consecutive
 instalments of $ 3,280 beginning July 1, 2000 if full
 loan draw down is received.  Secured by postponements
 on Cabot Management Limited's loans of $ 130,836 and
 shareholders' loan of $ 19,060                          130,015       130,015
                                                     ------------   ----------
                                                         715,346       715,346
 Less: Long term debt payable within one year             10,716       127,340
                                                     ------------   ----------
                                                        $704,630      $588,006
                                                     ============   ==========

13. Loans payable - Cabot Management Limited

Cabot Management Limited, an associated company, has the option to convert their interest free loans, totalling $ 138,339 at December 31, 1998, to common shares of Scientific Technologies Inc. (See Note 13)


14. Contingent liability

The company is presently involved in a dispute with their distributing agent, whose contract has now been terminated due to non-payment for Net Mind systems sold to them. This termination has lead to court action, the outcome of which is unknown as at the financial statements date.


13. Share capital
                                                     December 31,    March 31,
                                                        1998           1998
                                                     ------------   ----------
 Authorized
   An unlimited number of Class A common shares with no par value
   An unlimited number of Class A preference shares with no par value
   An unlimited number of 10% redeemable, retractable, cumulative, non-voting, participating Class B preference shares with no par value
   An unlimited number of 10% redeemable, retractable, cumulative, non-voting, participating Class C preference shares with no par value

 Issued and outstanding
   14,704,440 Class A common shares                      $622,453    $605,372
                                                     ============   ==========
 	                 NORTHSTAR TECHNICAL INC.	                             5d.
                       ------------------------
                    NOTES TO FINANCIAL STATEMENTS
                    -----------------------------
                          DECEMBER 31, 1998
                          -----------------
13. Contract Manufacturing Division
                                                         Nine Months     Year
                                                            Ended       Ended
                                                         December 31,  March 31,
                                                            1998         1998
                                                         ------------  ---------
Amortization of deferred charges (Note 5)                     $25,451    $20,576
Contract labor                                                     -      25,000
Operating expenses                                              1,199     63,356
Salaries and benefits                                         105,667    136,038
Less:    Direct costs on contract with Lockheed
          Martin - Federal Systems, Inc.                           -    (25,133)
         Wage subsidy/NRC funding                             (6,543)   (19,899)
                                                          -----------  ---------
                                                              125,774    199,938
Less:	Allocation to deferred charges (Note 5)                (53,433)   (73,930)
                                                         ------------  ---------
                                                              $72,341   $126,008
                                                         ============  =========

12.	Income taxes

The company has losses carried forward totalling $ 1,531,226 which have not been recognized in these financial statements. These losses carried forward can be applied against otherwise taxable income and if unused will expire in the following years:

December 31, 1999 - $3,811      December 31, 2003 - $512,179
December 31, 2001 - $37,523     December 31, 2004 - $367,846
December 31, 2002 - $94,492     December 31, 2005 - $515,375
                                                    ========
Also the company's book values of deferred development costs and deferred charges exceeds their income tax values by $ 878,598 as at December 31, 1998.

The net deferred income taxes debit related to both of these items have not been reflected in these financial statements.

13. Subsequent event

 On January 26, 1999 the merger between Northstar Technical Inc. and Scientific Technologies Inc. was completed which resulted in Northstar Technical Inc. becoming a wholly owned subsidiary of Scientific Technologies Inc., a US public trading company.

 On January 15, 1999 and January 26, 1999 the shareholders of Northstar Technical Inc. exchanged their 14,704,440 common shares for 4,901,480 common shares in Scientific Technologies Inc. on the basis of three Northstar shares for every one share of Scientific.




 	                 NORTHSTAR TECHNICAL INC.                      	     5e.
                       ------------------------
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------
                         DECEMBER 31, 1998
                         -----------------

14. Differences Between Canadian and United States Generally Accepted Accounting Principles (AGAAP@)

 These financial statements have been prepared in accordance with GAAP in Canada which differs in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

                                                          Nine Months    Year
                                                            Ended       Ended
                                                          December 31, March 31,
                                                            1998        1998
                                                        ------------ ---------
 Adjustments to assets, and shareholders' deficiency

 ASSETS
   Deferred development costs
     Canadian GAAP		                               $768,311   $824,744
     Research and development expenditures                   (768,311) (824,744)
                                                          ------------ ---------
 United States GAAP                                        $        -   $     -

 Deferred charges
   Canadian GAAP                                             $110,287    $82,305
   Deferred charges expenditures                             (110,287)  (82,305)
                                                          ------------ ---------
 United States GAAP                                        $        -   $     -

 Deficit
   Canadian GAAP                                           $(854,871) $(612,949)
   Research and development expenditures                    (768,311)  (824,744)
   Deferred charges expenditures                            (110,287)   (82,305)
                                                          ------------ ---------
 United States GAAP                                    $(1,733,469) $(1,519,998)
                                                          ============ =========
 Adjustments to net loss

 Expenses
    Canadian GAAP                                           $355,563   $389,038
    Amortization of deferred development costs              (72,224)   (87,621)
    Amortization of deferred charges                        (25,451)   (20,576)
    Deferred development costs                                15,791    152,496
    Deferred charges                                          53,433    102,881
                                                         ------------ ---------
    United States GAAP                                      $327,112   $536,218





 Net loss for the period
   Canadian GAAP                                         $(241,922)  $(243,364)
   Amortization of deferred development costs                72,224      87,621
   Amortization of deferred charges                          25,451      20,576
   Deferred development costs expenditures                 (15,791)   (152,496)
   Deferred charges expenditures                           (53,433)   (102,881)
                                                        ------------ ----------
   United States GAAP                                    $(213,471)  $(390,544)




 	                 NORTHSTAR TECHNICAL INC. 	                       5f.
                       -----------------------
         	         NOTES TO FINANCIAL STATEMENTS
                     -----------------------------
        	             DECEMBER 31, 1998
                         -----------------


13. Uncertainty Due To The Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.


--------------------------------------------------------------------------------

Part II
Information not required in the prospectus

Item 1. Indemnification of officers and directors

As per risks related to the management structure of Northstar management will have no liability for any mistake, errors of judgment or for any act of omission believed to be within the scope of authority conferred by Northstar's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to Northstar . Northstar has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


 .Item 2. Other expenses of issuance and distribution

SEC Filing Fee                $       287
Accounting fees                    12,000
Legal fees                         25,000
Other professional fees            10,500
Blue Sky fees and expenses          2,500
Transfer agent's fees               1,900
Printing, including registration    1,500
statement and prospectus
Miscellaneous costs and expenses    2,000
-----------------------------------------
                                   55,687
Item 3. Undertakings

Post-Effective Amendments {Regulation S-B, Item 512-(a)}

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any prospectus required by Section 10 (a) (3) of the Securities Act;

(b) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or most of the recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration Statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement, including (but not limited to) addition or deletion of a managing underwriter.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


Item. 4  Unregistered securities issued or sold within one year

The date, title and amount of unregistered securities sold by Northstar formerly Scientific Technologies, Inc. are as follows:
See Exhibits

(1) Date: January, 1999
    Number of shares: 363,000
    Total offering price: $1.00 per share
    Total proceeds: $363,000
    Principal underwriter: Rogers & Partners Securities Inc.
    Commissions paid:  $26,300
    Commissions paid to: Rogers and Partners Securities Inc. and to an unrelated party Big 8 Management
    Net Proceeds:  $ 336,700
    Names of Purchasers: M. Ghanadian, CT Securities, J. Hiebert
    Exemption from registration: The statutory exemption which Northstar relied on is Regulation D, Rule 504 of the United States Securities Act of 1933, as amended.


(2) Date: January 26, 1999
    Number of shares:4,901,801
    Total offering price: N/A. Northstar acquired all of the common shares of NTI on the basis of 3 shares of NTI for 1 share of Northstar.
    Exemption from registration: The stautory exemption which Northstar relied on is Regulation S of the United States Securities Act of 1933, as amended. All persons were defined as non-US persons. The offering of shares was limited solely to the shareholders of NTI as a reverse acquisition in which the NTI business effectively became Northstar's business. The transaction agreements are shown in Exhibits.


3)  Date: June 25, 1999
    Number of shares: 200,000
    Total offering price: $1.00
    Total proceeds: $200,000
    Principal Underwriter: none
    Total commissions: $20,000
    Commissions paid to: unrelated party; Big 8 Management Ltd. as an introduction fee
    Net proceeds: $180,000
    Name of Purchasers: See Exhibits
    Exemption from registration: The exemption that Northstar relied on was Regulation S of the United States Securities Act of 1933.






Item 5.

Index to Exhibits

Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form 1-A and Item 6 of Part II.

Exhibit No.       Title of Document
3.10              Northstar Electronics, Inc. Certificate of Incorporation
3.11              Northstar Electronics, Inc. Bylaws
3.12              Northstar Electronics, Inc. Amendments to Articles of
                  Incorporation (company name change)
3.13              Letters of Consent (3 items)

3.2               Opinion Regarding Legality of Shares

10.2              Sales Contracts
                  04/06/95 ACOA Project 600-403-1828-1 Contribution Agreement 05/18/95 NRC Letter of Agreement #03978E
                  10/23/95 NRC Contribution Agreement #04132E
                  11/15/95 Teaming Agreement with LORAL Librascope
                  02/09/96 ACOA Project 600-4024021-1 Contribution Agreement 12/19/96 NRC Contribution Agreement #04702E
                  04/10/97 ACOA Business Development Program Contribution Agreement
                  11/28/97 NRC Contribution Agreement #05100E
                  10/28 /97 Sales Agreement with Lockheed-Martin
                  05/18/98 STI-Private Placement Memorandum (with attachments) 06/03/98 STI-Private Placement Offering Memorandum (with attachments)
                  10/30/98 STI-Private Placement Offering Memorandum (with attachments)
                  09/24/99 Sales Agreement with NOAA
                  10/18/99 Sales Agreement with Lockheed-Martin
                  10/01/99 Lease Agreement Northstar Electronics, Inc. and Morguard


10.31		Lease Agreements
		05/28/99 Lease Agreement NTI and Par Holdings, Ltd.
            10/01/99 Lease Agreement Northstar Electronics, Inc. and Morguard

23.1        Sullivan, Lewis and White- Auditor's Consent Letter
            Jones Jensen Auditor's Consent Letter

99.1  Disclosure Statement
99.2  Subscription Agreement
99.3  Y2K Issues
99.4  10QSB Filed August 2, 2000


Item 6.

Description of Exhibits

3.10        Northstar Electronics, Inc. Certificate of Incorporation
3.11        Northstar Electronics, Inc. Bylaws
            Northstar Electronics, Inc. Amendments to Articles of
            Incorporation (company name change.)
3.13		Letters of Consent (3 items)

3.2         Opinion Regarding Legality of Shares

10.2		Sales Contracts
            04/06/95 ACOA Project 600-403-1828-1 Contribution Agreement
		05/18/95 NRC Letter of Agreement #03978E
		10/23/95 NRC Contribution Agreement #04132E
		11/15/95 Teaming Agreement with LORAL Librascope
		02/09/96 ACOA Project 600-4024021-1 Contribution Agreement 12/19/96 NRC Contribution Agreement #04702E
		04/10/97 ACOA Business Development Program Contribution Agreement 11/28/97 NRC Contribution Agreement #05100E
		10/28/97 Sales Agreement with Lockheed-Martin
		05/18/98 STI-Private Placement Memorandum (with attachments) 06/03/98 STI-Private Placement Offering Memorandum (with attachments)
		10/30/98 STI-Private Placement Offering Memorandum (with
            attachments)
		09/24/99 Sales Agreement with NOAA
            10/18/99 Sales Agreement with Lockheed-Martin

10.31		Lease Agreements
            05/28/99 Lease Agreement NTI and Par Holdings, Ltd.
		10/01/99 Lease Agreement Northstar Electronics, Inc.and Morguard

23.2        Pannell Kerr Forster - Auditor's Consent Letter
23.3        Jones Jensen Auditor's Consent Letter

99.1 		Disclosure Statement
99.2		Subscription Agreement
99.3		Y2K Compliant Statement for Northstar Electronics, Inc.
99.4        10QSB Filed August 2, 2000





SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, British Columbia, Canada, on September 19, 2000.

                                       					By: /s/ Dr.
Wilson Russell

/s/ Wilson Russell, PhD

-----------------------------------
  Dr. Wilson Russell,
  President,
  Principal Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                                        					By: /s/ Dr.
Wilson Russell

/s/Wilson Russell, PhD

-----------------------------------
 Dr. Wilson Russell,
 President,
 Principal Financial Officer


Date: 19/09/00


/s/ Frank Power

 -------------------------------
 Frank Power, Director


Date filed: September 19, 2000

SEC File No.  333-90031



                               Exhibit 23.2
                               ------------


                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS





Board of Directors
Northstar Electronics Inc.
1455-409 Granville Street
Vancouver, B.C.  V6G 2J2



We hereby consent to the use of our report dated March 13, 2000, for the year ended December 31, 1999 included in the form SB-1 in accordance with Section 12 of the Securities Exchange Act of 1934.





"Pannell Kerr Forster"


CHARTERED ACCOUNTANTS

Vancouver, Canada
September 19, 2000




ASH/dm





















                             Exhibit 23.3

                 Letterhead of Jones Jensen & Company, LLC


March 7, 2000

Securities & Exchange Commission
450 Fifty Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read the section entitled "Changes in or Disagreements with Accountants on Accounting and Financial Disclosure" of the Form SB-1 of Northstar Electronics, Inc. (formerly Scientific Technologies, Inc.), and are in agreement with the statements contained therein in so far as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Jones, Jensen & Company
- ---------------------------
Jones, Jensen & Company































                  Exhibit 99.4 - 10QSB - Filed August 2, 2000
                  -------------------------------------------


[x] QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES ACT
    OF 1934

For the quarterly period ended June 30, 2000

[] TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF
    THE EXCHANGE ACT

For the transition period from ___________ to ____________

Commission file number: 333-90031

Northstar Electronics,Inc.

(Exact name of small business issuer as specified in its charter)

   Delaware							        #333-0803434

(State or other jurisdiction of incorporation or	(IRS Employer
organization)				    Identification No.)

Suite # 1455- 409 Granville Street, Vancouver, British
Columbia, Canada V6C 1T2

(Address of principal executive offices)

(604) 685-0364

(Issuer's telephone number)

   N/A

(Former name, former address and former fiscal year, if changed since last report)

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PROCEEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. Yes[ ] No[ ]















PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.
        --------------------

NORTHSTAR ELECTRONICS INC.
Consolidated Financial Statements
Six Months Ended June 30, 2000
(Unauditied)






INDEX	                                                                     Page
-----                                                                      ----
Part I
Financial Information

Item 1	Financial Statements

            Consolidated Balance Sheets at June 30, 2000
            and December 31, 1999 	                                          1

            Consolidated Statements of Operations Three Months
            and Six Months Ended June 30, 2000 and June 30, 1999	            2

            Consolidated Statements of Changes in Stockholders' Equity
            Six Months Ended June 30, 2000	                              3

            Consolidated Statements of Cash Flows Six Months Ended
            June 30, 2000 and June 30, 1999	                              4

            Notes to Consolidated Financial Statements	                  5

Item 2	Management's Discussion and Analysis of Financial Condition
            and Results of Operations


Part II
Other Information

Item 1	Legal Proceedings
Item 2	Changes in Securities
Item 3	Defaults Upon Senior Securities
Item 4	Submission of Matters to a Vote of Security Holders
Item 5	Other Information
Item 6	Exhibits and Reports on Form 8-K








NORTHSTAR ELECTRONICS INC.
Consolidated Balance Sheets
(Unaudited)
(U.S. Dollars)

================================================================================
                                                   June 30,         December 31,
                                                    2000               1999
--------------------------------------------------------------------------------
Assets
Current
  Cash                                             $17,030              $39,454
  Receivables                                      656,291              105,609
  Inventory and work-in-progress                   103,880               79,938
  Prepaid expenses                                   6,137                6,349
--------------------------------------------------------------------------------
Total Current Assets                               783,338              231,350
Property and Equipment                              32,418               26,746
--------------------------------------------------------------------------------
Total Assets                                      $815,756             $258,096
================================================================================

Liabilities
Current
  Accounts payable and accrued liabilities        $631,772             $100,547
  Loans payable                                     13,886               15,296
  Current portion of long-term debt                 43,901               44,276
--------------------------------------------------------------------------------
Total Current Liabilities                          689,559              160,119
Long-Term Debt                                     478,387              501,114
Due to Cabot Management Limited                     62,090               74,600
Due to Director                                    113,532               84,848
--------------------------------------------------------------------------------
Total Liabilities                                1,343,568              820,681
--------------------------------------------------------------------------------

Stockholders' Equity

Common Stock
  Authorized
    100,000,000	Shares of common stock with a par value of $0.0001 each

     20,000,000	Shares of preferred stock with a par value of $0.0001 each

  Issued and outstanding

                  Common stock 7,618,181 shares        762                  760

Additional Paid-In Capital                       1,000,969              972,271
Stock Subscriptions                                 10,000               10,000
Other Comprehensive Income                          32,371               13,554
Deficit                                        (1,571,914)          (1,559,170)
--------------------------------------------------------------------------------
Total Stockholders' Equity                       (527,812)            (562,585)
--------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity        $815,756             $258,096
--------------------------------------------------------------------------------
NORTHSTAR ELECTRONICS INC.
Consolidated Statements of Operations
Three Months and Six Months Ended June 30
(Unaudited)
(U.S. Dollars)

================================================================================
                        Three Months Ended June 30,   Six Months Ended June 30,
                              2000         1999         2000             1999
--------------------------------------------------------------------------------
Revenue                     $736,264     $117,987      $891,678        $175,180
Costs of goods sold          528,375       54,797       602,184          88,245
--------------------------------------------------------------------------------

Gross Profit                 207,889       63,190       289,494          86,935
Other Income                   2,263          444         3,276           4,183
--------------------------------------------------------------------------------
                             210,152       63,634       292,770          91,118
--------------------------------------------------------------------------------

Expenses
  Salaries                    84,980       47,808       161,183         127,606
  Office                      20,572        9,775        31,296          23,702
  Professional fees           17,930        8,595        40,870          23,744
  Rent                        14,464        7,469        24,677          14,445
  Value of Director's
  uncompensated services       7,500            0        15,000               0
  Travel                       5,137          735         7,162           5,248
  Interest                     4,119        6,008        12,560          11,934
  Telephone                    3,935        1,395         6,290           3,745
  Management fees              1,103        3,185         4,624          10,057
  Amortization                   926        1,194         1,852           2,356
--------------------------------------------------------------------------------
                             160,666       86,164       305,514         222,837
--------------------------------------------------------------------------------
Net Income (Loss) for Period $49,486    $(22,530)     $(12,744)      $(131,719)
================================================================================
Net Income (Loss) Per Share   $ 0.01     $ (0.01)      $ (0.02)        $ (0.02)
================================================================================
Weighted Average Number of
Common Shares Outstanding  7,608,094    7,406,679     7,606,288       6,651,368
















NORTHSTAR ELECTRONICS INC.
Consolidated Statements of Changes in Stockholders' Equity
Six Months Ended June 30, 2000
(U.S. Dollars)
(Unaudited)

================================================================================
                            Additional Stock   Other         Accumu- Total
                             Paid-In   Subscr- Comprehensive lated   Stockholder
               Shares Amount Capital   iptions Income        Deficit Equity
--------------------------------------------------------------------------------
Balance Dec.
  31, 1999  7,604,481 $760  $972,271  $10,000  $13,554  $(1,559,170)  $(562,585)

Net loss for
 six months         0    0         0        0        0      (12,744)    (12,744)

Value of
director's
uncompensated
services            0    0    15,000        0        0             0     15,000

Other
comprehensive
income              0    0         0        0   18,817             0     18,817

Issuance of
Common stock
for cash       13,700    2    13,698        0        0             0     13,700
--------------------------------------------------------------------------------
Balance June
30, 2000    7,618,181 $762 $1,000,969 $10,000  $32,371   $(1,571,914) $(527,812)
================================================================================
























NORTHSTAR ELECTRONICS INC.
Consolidated Statement of Cash Flows
Six Months Ended June 30
(Unaudited)
(U.S. Dollars)

--------------------------------------------------------------------------------
2000 1999
================================================================================
Operating Activities
  Net loss                                                $(12,744)   $(131,719)
  Adjustments to reconcile net loss to
  net cash used by operating activities
  Amortization and depreciation                              1,852        2,356
  Value of director's uncompensated services                15,000            0
  Changes in operating assets and liabilities              (47,193)    (265,512)
--------------------------------------------------------------------------------
Net Cash Used by Operating Activities                      (43,085)    (394,875)
--------------------------------------------------------------------------------

Investing Activity
  Acquisition of property and equipment                     (6,936)     (11,795)
--------------------------------------------------------------------------------

Financing Activities
  Issuance of common stock                                  13,700      563,000
  Repayment of long-term debt                               (9,096)     (16,819)
  Advances from (repayment to) Cabot Management Limited     (3,860)       6,630
  Advances from director                                     8,036       30,500
--------------------------------------------------------------------------------
Net Cash Provided by Financing Activities                    8,780      583,311
--------------------------------------------------------------------------------
Effect of Foreign Currency Translation on Cash              18,817            0
--------------------------------------------------------------------------------
Inflow (Outflow) of Cash                                   (22,424)     176,641
Cash, Beginning of Period                                   39,454        1,238
--------------------------------------------------------------------------------
Cash, End of Period                                        $17,030     $$177,87
================================================================================


















NORTHSTAR ELECTRONICS INC.
Notes to Consolidated Financial Statements
Three Months and Six Months Ended June 30, 2000
(U.S. Dollars)
(Unaudited)

1.	ORGANIZATION AND BASIS OF PRESENTATION

These financial statements include the accounts of Northstar Electronics Inc. ("the Company") and its wholly-owned subsidiary Northstar Technical Inc. ("NTI"). All intercompany balances and transactions are eliminated. The parent company was incorporated May 11, 1998 in the State of Delaware and had no operations other than organizational activities prior to the January 1999 merger described below. The Company's business activities are conducted principally in Canada and the financial statements are prepared in accordance with United States generally accepted accounting principles with all figures translated into United States dollars for reporting purposes.

On January 26, 1999 the Company completed the acquisition of 100% of the shares of Northstar Technical Inc. NTI has developed a communications technology that can send information from one place in the ocean to another place. The merger was effected through the issuance of 4,901,481 shares of treasury stock by the Company with the former shareholders of the subsidiary receiving a majority of the total shares then issued and outstanding. The transaction has been accounted for as a reverse take-over resulting in the consolidated financial statements including the results of operations of the acquired subsidiary prior to the merger.

These unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's audited consolidated financial statements filed as part of the Company's December 31, 1999 Form SB-1.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's consolidated financial position at June 30, 2000 and December 31, 1999 and the consolidated results of operations and the consolidated statement of cash flows for the three months and six months ended June 30, 2000. The results of operations for the three months and six months ended are not necessarily indicative of the results to be expected for the entire fiscal year.

2.	COMMON STOCK

During the three months ended June 30, 2000, 13,700 common stock was issued for cash.








Item 2. Management's Discussion and Analysis or Plan of Operation.
	  ---------------------------------------------------------
The following discussion should be read in conjunction with the accompanying unaudited consolidated financial statements for the three month and six month periods ended June 30, 2000 and June 30, 1999 and the audited consolidated financial statements for the twelve months ended December 31, 1999 as presented in the Form SB-1 ,effective date April 20, 2000.

Special Note Regarding Forward Looking Statements
-------------------------------------------------
Certain statements in this report and elsewhere (such as in other filings by the company with the Securities and Exchange Commission ("SEC"), press releases, presentations by the company of its management and oral statements) may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Factors that might cause or contribute to such differences include, among others, competitive pressures and constantly changing technology and market acceptance of the company's products and services. The company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Northstar Services
------------------
Northstar's operations currently are those of its wholly owned subsidiary Northstar Technical Inc. (NTI) and it is in this context the company's services are described.

We have two main activities: underwater wireless communications and electronic contract manufacturing.


Underwater Wireless Communications

In the communications area, our first product is the NETMIND system for the commercial fishing industry. We won a competitive bid in the fall of 1999 with the United States Government Agency NOAA (National Oceanic and Atmospheric Administration) to supply them with a number of NETMIND systems. This was an important event, as we believe the contract award put our product and the technology behind it at the forefront of the industry. NOAA recently specified the NETMIND system in its Statement of Requirements for a new research vessel to be constructed.



We intend to build on the success of the NETMIND system by initiating our Venture Technology Business Model. In this model, we intend to invest our core technology in partnerships with established companies in a wide variety of industry sectors. We intend to develop the products and the recognized company partners would carry out the product introduction, marketing and sales.

We intend to fully implement Northstar's dynamic business model. Using the Internet, we intend to seek partners in offshore oil and gas, the environmental sector, oceanography, marine transportation, recreational diving, and defense. We intend to promote our technology on our website with potential applications in the above mentioned industry sectors. We also intend to promote the technology partnerships in trade magazine advertisements, at trade shows and through our worldwide network of business contacts.

We intend the partnerships to be 50/50 joint ventures. The industry sector partners would pay 50% of the development costs of the products and 100% of the marketing costs. We expect to use this template to create up to 12 new products over the next three years, provided we are successful in generating sufficient joint ventures.

Electronic Contract Manufacturing

In the fall of 1999 we signed a contract with Lockheed Martin in the United States to fabricate and test fire control consoles for the Canadian "Victoria Class" submarine retrofit program. Prefabrication was carried out in this quarter with first console delivery expected in the third quarter. The contract is expected to be completed in the fall of 2000.

We expect to expand our electronic contract manufacturing business with important customers like Lockheed Martin, as well as those in the offshore oil and gas, transportation and communication industries.

Subsequent Event
----------------
There was no reportable subsequent event.

Results of Operations
---------------------
Comparison of the three months ended June 30, 2000 with the three months ended June 30, 1999.

Revenue for the three month period ended June 30, 2000 was $736,264 compared to $117,987 of revenue recorded during the same period of the prior year. This increase was created by an increase in NETMIND system sales and the activities of the Lockheed Martin contract. Gross profits increased from $63,190 (53.6%) in the prior period to $207,889(28.2%)in the current period. The percentage decrease was created by high component costs associated with the Lockheed Martin contract.

Net income for the three month period ended June 30, 2000 was $49,486 compared to ($22,530) in the three months ended June 30, 1999. This marks the first quarter in the company's history that a profit has been realized.



Comparison of the six months ended June 30, 2000 with the six months ended June 30, 1999
--------------------------------------------------------------------
Revenue for the six month period ended June 30, 2000 was $891,678 compared to $175,180 of revenue recorded during the same period of the prior year. This increase was created by an increase in NETMIND system sales and the activities of the Lockheed Martin contract. Gross profits increased from $86,935 (49.6%) in the prior period to $289,494 (32.5%) in the current period. The percentage decrease was created by high component costs associated with the Lockheed Martin contract.

Net income (loss) for the six month period ended June 30, 2000 was ($12,744) compared to ($131,719) in the six months ended June 30, 1999.

Cash used in operations was ($43,085) in the six month period ended June 30, 2000 compared to ($394,875) in the six month period ended June 30, 1999. This decrease was due to net loss reduction of $52,940 coupled with a decrease in cash applied to non-working capital items.

Comparison of Financial Position at June 30, 2000 with December 31, 1999
-------------------------------------------------------------------------
Financing activities resulted in a net infusion of $8,780 cash in the six month period ended June 30, 2000 compared to a net infusion of $583,311 cash in the six month period ended December 31, 1999. As well, cash at June 30, 2000 was $17,030 compared with $39,454 at December 31, 1999. This was because there were no private placements in the current period whereas there were private placements in the prior period.

Liquidity and Capital Resources
-------------------------------
At June 30, 2000 current assets totaled $783,338 compared to $231,350 at December 31, 1999. A decrease in cash of $22,424 was offset by an increase of $23,942 in inventories. Current liabilities grew from $160,119 in the prior period to $689,559 in the current period. This growth primarily resulted from high costs associated with the Lockheed Martin contract.

The company expects to complete a private placement of $800,000 before September 30, 2000. These funds would be used for marketing and promotion of products, business development, production of products and operating capital.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

No change since previous filing.

Item 2. Changes in Securities.

Issued 13,700 shares of common stock for cash $13,700.


Item 3. Defaults Upon Senior Securities.

No change since previous filing.

Item 4. Submission of Matters To a Vote of Security Holders.

No change since previous filing.

Item 5. Other Information.

No change since previous filing.

Item 6. Exhibits and Reports on Form 8-K.

No change since previous filing.





SIGNATURES
In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

					 Northstar Electronics, Inc.
					      (Registrant)

August 02, 2000
					  By: /s/ Wilson Russell
Dr. Wilson Russell, PhD
						President
						Principal Financial Officer